1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:              .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: Feb 26, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2017 and 2016 and Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2017, under the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises are the same as those included in the consolidated financial statements prepared in conformity with the International Financial Reporting Standard 10, “Consolidated Financial Statements.” In addition, the information required to be disclosed in the combined financial statements is included in the consolidated financial statements. Consequently, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries do not prepare a separate set of combined financial statements.

Very truly yours,

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By

MORRIS CHANG
Chairman
February 13, 2018

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

Opinion

We have audited the accompanying consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2017. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters for the Company’s consolidated financial statements for the year ended December 31, 2017 are stated as follows:

Provision for sales returns and allowances

In consideration of business volume and market conditions, the Company provides a variety of business incentives to specific customers or products. The provision for sales returns and allowance is based on historical experience and the varying contractual terms. Please refer to Notes 4, 5 and 19 to the consolidated financial statements for the details of the information about provision for sales returns and allowances. Since the provision for sales returns and allowances is subject to accounting judgment and estimation, and the result could also affect the net revenue in the consolidated financial statements, it has been identified as a key audit matter.

Our key audit procedures performed in respect of the above area included the following:

1.	Understood and tested the design and operating effectiveness of the key controls over provision for sales returns and allowances;

2.	Understood and assessed the reasonableness of assumptions made and methodology used in estimating provision for sales returns and allowances;

3.	Sampled and inspected the sales contracts of main products by agreeing the contractual terms and performed an analysis to challenge the estimation on possibility that specific products could meet business incentives condition to verify the reasonableness of the accrual of the provision;

4.	Performed a retrospective review to comparatively analyze the historical accuracy of judgments with reference to actual sales returns and allowance paid.

Timing to commence depreciation of property, plant and equipment (PP&E)

The Company continues to invest in capital expenditures to develop and build capacity in leading-edge technologies to meet customers’ demand. Please refer to Notes 4 and 15 to the consolidated financial statements for the details of the information and accounting policy about the depreciation of PP&E. According to IAS 16, depreciation of PP&E should commence when the assets are available for their intended use. Due to the significant capital expenditures incurred by the Company, the appropriateness of the timing to commerce depreciation of PP&E could have a material impact on its financial performance. Consequently, the validity of the timing to commence depreciation of PP&E is identified as a key audit matter.

Our key audit procedures performed in respect of the above area included the following:

1.	Understood and tested the design and operating effectiveness of the key controls over the timing to commence depreciation of PP&E;

2.	Understood the criteria the assets are defined as available for their intended use and the corresponding accounting treatments;

3.	Sampled and reviewed the appropriateness of the timing for commencing depreciation after the assets met the criteria of available for use in current year;

4.	Performed an observation on the physical count of equipment under installation and construction in progress; sampled and inspected the supporting documentation to verify that the status of equipment under installation and construction in progress are not available for use;

5.	Sampled equipment under installation and construction in progress which met the criteria of available for use and were transferred in the subsequent period to evaluate the reasonableness of the timing for commencing depreciation;

6.	Sampled and reviewed the appropriateness of the equipment under installation and construction in progress which are not available for their intended use.

Other Matter

We have also audited the parent company only financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the years ended December 31, 2017 and 2016 on which we have issued an unmodified opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC, and SIC endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance (including members of the Audit Committee) are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2017 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Yih-Shin Kao and Yu Feng Huang.

Deloitte & Touche

Taipei, Taiwan

Republic of China

February 13, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	December 31, 2017		December 31, 2016
	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$553,391,696	28	$541,253,833	29
Financial assets at fair value through profit or loss (Note 7)	569,751	—	6,451,112	—
Available-for-sale financial assets (Notes 8 and 14)	93,374,153	5	67,788,767	4
Held-to-maturity financial assets (Note 9)	1,988,385	—	16,610,116	1
Hedging derivative financial assets (Note 10)	34,394	—	5,550	—
Notes and accounts receivable, net (Note 11)	121,133,248	6	128,335,271	7
Receivables from related parties (Note 34)	1,184,124	—	969,559	—
Other receivables from related parties (Note 34)	171,058	—	146,788	—
Inventories (Notes 5, 12 and 38)	73,880,747	4	48,682,233	3
Other financial assets (Notes 35 and 38)	7,253,114	—	4,100,475	—
Other current assets (Note 17)	4,222,440	—	3,385,422	—

Total current assets	857,203,110	43	817,729,126	44

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 9)	18,833,329	1	22,307,561	1
Financial assets carried at cost (Note 13)	4,874,257	—	4,102,467	—
Investments accounted for using equity method (Notes 5 and 14)	17,861,488	1	19,743,888	1
Property, plant and equipment (Notes 5 and 15)	1,062,542,322	53	997,777,687	53
Intangible assets (Notes 5 and 16)	14,175,140	1	14,614,846	1
Deferred income tax assets (Notes 5 and 29)	12,105,463	1	8,271,421	—
Refundable deposits	1,283,414	—	407,874	—
Other noncurrent assets (Note 17)	2,983,120	—	1,500,432	—

Total noncurrent assets	1,134,658,533	57	1,068,726,176	56

TOTAL	$1,991,861,643	100	$1,886,455,302	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$63,766,850	3	$57,958,200	3
Financial liabilities at fair value through profit or loss (Note 7)	26,709	—	191,135	—
Hedging derivative financial liabilities (Note 10)	15,562	—	—	—
Accounts payable	28,412,807	1	26,062,351	2
Payables to related parties (Note 34)	1,656,356	—	1,262,174	—
Salary and bonus payable	14,254,871	1	13,681,817	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 23 and 31)	23,419,135	1	22,894,006	1
Payables to contractors and equipment suppliers	55,723,774	3	63,154,514	3
Income tax payable (Notes 5 and 29)	33,479,311	2	40,306,054	2
Provisions (Notes 5 and 19)	13,961,787	1	18,037,789	1
Long-term liabilities - current portion (Note 20)	58,401,122	3	38,109,680	2
Accrued expenses and other current liabilities (Note 22)	65,588,396	3	36,581,553	2

Total current liabilities	358,706,680	18	318,239,273	17

NONCURRENT LIABILITIES
Bonds payable (Note 20)	91,800,000	5	153,093,557	8
Long-term bank loans	—	—	21,780	—
Deferred income tax liabilities (Notes 5 and 29)	302,205	—	141,183	—
Net defined benefit liability (Notes 5 and 21)	8,850,704	1	8,551,408	—
Guarantee deposits (Note 22)	7,586,790	—	14,670,433	1
Others	1,855,621	—	1,686,542	—

Total noncurrent liabilities	110,395,320	6	178,164,903	9

Total liabilities	469,102,000	24	496,404,176	26

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 23)	259,303,805	13	259,303,805	14

Capital surplus (Note 23)	56,309,536	3	56,272,304	3

Retained earnings (Note 23)
Appropriated as legal capital reserve	241,722,663	12	208,297,945	11
Unappropriated earnings	991,639,347	49	863,710,224	46

	1,233,362,010	61	1,072,008,169	57
Others (Note 23)	(26,917,818)	(1)	1,663,983	—

Equity attributable to shareholders of the parent	1,522,057,533	76	1,389,248,261	74

NONCONTROLLING INTERESTS	702,110	—	802,865	—

Total equity	1,522,759,643	76	1,390,051,126	74

TOTAL	$1,991,861,643	100	$1,886,455,302	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2017		2016
	Amount	%	Amount	%

NET REVENUE (Notes 5, 24, 34 and 40)	$977,447,241	100	$947,938,344	100

COST OF REVENUE (Notes 5, 12, 31, 34 and 38)	482,616,286	49	473,077,173	50

GROSS PROFIT BEFORE UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES	494,830,955	51	474,861,171	50

UNREALIZED GROSS PROFIT ON SALES TO ASSOCIATES	(4,553)	—	(29,073)	—

GROSS PROFIT	494,826,402	51	474,832,098	50

OPERATING EXPENSES (Notes 5, 31 and 34)
Research and development	80,732,463	8	71,207,703	7
General and administrative	21,196,717	2	19,795,593	2
Marketing	5,972,488	1	5,900,837	1

Total operating expenses	107,901,668	11	96,904,133	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 16, 25 and 31)	(1,365,511)	(1)	29,813	—

INCOME FROM OPERATIONS (Note 40)	385,559,223	39	377,957,778	40

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates (Note 14)	2,985,941	1	3,495,600	—
Other income (Note 26)	9,610,294	1	6,454,901	1
Foreign exchange gain (loss), net (Note 39)	(1,509,473)	—	1,161,322	—
Finance costs (Note 27)	(3,330,313)	—	(3,306,153)	—
Other gains and losses, net (Note 28)	2,817,358	—	195,932	—

Total non-operating income and expenses	10,573,807	2	8,001,602	1

INCOME BEFORE INCOME TAX	396,133,030	41	385,959,380	41

INCOME TAX EXPENSE (Notes 5 and 29)	52,986,182	6	51,621,144	6

NET INCOME	343,146,848	35	334,338,236	35

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2017		2016
	Amount	%	Amount	%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 14, 21, 23 and 29)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	$(254,681)	—	$(1,057,220)	—
Share of other comprehensive loss of associates	(20,853)	—	(19,961)	—
Income tax benefit related to items that will not be reclassified subsequently	30,562	—	126,867	—

	(244,972)	—	(950,314)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(28,259,627)	(3)	(9,379,477)	(1)
Changes in fair value of available-for-sale financial assets	(218,832)	—	(692,523)	—
Cash flow hedges	4,683	—	—	—
Share of other comprehensive income (loss) of associates	(99,347)	—	16,301	—
Income tax expense related to items that may be reclassified subsequently	(3,536)	—	(61,176)	—

	(28,576,659)	(3)	(10,116,875)	(1)

Other comprehensive loss for the year, net of income tax	(28,821,631)	(3)	(11,067,189)	(1)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$314,325,217	32	$323,271,047	34

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$343,111,476	35	$334,247,180	35
Noncontrolling interests	35,372	—	91,056	—

	$343,146,848	35	$334,338,236	35

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$314,294,993	32	$323,186,736	34
Noncontrolling interests	30,224	—	84,311	—

	$314,325,217	32	$323,271,047	34

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2017	2016
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 30)
Basic earnings per share	$ 13.23	$ 12.89

Diluted earnings per share	$ 13.23	$ 12.89

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-		Unearned Stock-Based
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Employee Compensation	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2016	25,930,380	$259,303,805	$56,300,215	$177,640,561	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$—	$11,774,113	$1,221,671,719	$962,760	$1,222,634,479

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	30,657,384	(30,657,384)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$6 per share	—	—	—	—	(155,582,283)	(155,582,283)	—	—	—	—	—	(155,582,283)	—	(155,582,283)

Total	—	—	—	30,657,384	(186,239,667)	(155,582,283)	—	—	—	—	—	(155,582,283)	—	(155,582,283)

Net income in 2016	—	—	—	—	334,247,180	334,247,180	—	—	—	—	—	334,247,180	91,056	334,338,236

Other comprehensive income (loss) in 2016, net of income tax	—	—	—	—	(950,314)	(950,314)	(9,378,712)	(732,130)	712	—	(10,110,130)	(11,060,444)	(6,745)	(11,067,189)

Total comprehensive income (loss) in 2016	—	—	—	—	333,296,866	333,296,866	(9,378,712)	(732,130)	712	—	(10,110,130)	323,186,736	84,311	323,271,047

Disposal of investments accounted for using equity method	—	—	(56,169)	—	—	—	—	—	—	—	—	(56,169)	—	(56,169)

Adjustments to share of changes in equities of associates	—	—	21,221	—	—	—	—	—	—	—	—	21,221	9	21,230

From share of changes in equities of subsidiaries	—	—	7,037	—	—	—	—	—	—	—	—	7,037	(7,037)	—

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(235,224)	(235,224)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(1,954)	(1,954)

BALANCE, DECEMBER 31, 2016	25,930,380	259,303,805	56,272,304	208,297,945	863,710,224	1,072,008,169	1,661,237	2,641	105	—	1,663,983	1,389,248,261	802,865	1,390,051,126

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	33,424,718	(33,424,718)	—	—	—	—	—	—	—	—	—
Cash dividends to shareholders - NT$7 per share	—	—	—	—	(181,512,663)	(181,512,663)	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Total	—	—	—	33,424,718	(214,937,381)	(181,512,663)	—	—	—	—	—	(181,512,663)	—	(181,512,663)

Net income in 2017	—	—	—	—	343,111,476	343,111,476	—	—	—	—	—	343,111,476	35,372	343,146,848

Other comprehensive income (loss) in 2017, net of income tax	—	—	—	—	(244,972)	(244,972)	(28,358,917)	(216,715)	4,121	—	(28,571,511)	(28,816,483)	(5,148)	(28,821,631)

Total comprehensive income (loss) in 2017	—	—	—	—	342,866,504	342,866,504	(28,358,917)	(216,715)	4,121	—	(28,571,511)	314,294,993	30,224	314,325,217

Adjustments to share of changes in equities of associates	—	—	7,085	—	—	—	—	—	—	(10,290)	(10,290)	(3,205)	—	(3,205)

From share of changes in equities of subsidiaries	—	—	10,994	—	—	—	—	—	—	—	—	10,994	(10,994)	—

Donation from shareholders	—	—	19,153	—	—	—	—	—	—	—	—	19,153	1,684	20,837

Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	(113,675)	(113,675)

Effect of disposal of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(7,994)	(7,994)

BALANCE, DECEMBER 31, 2017	25,930,380	$259,303,805	$56,309,536	$241,722,663	$991,639,347	$1,233,362,010	$(26,697,680)	$(214,074)	$4,226	$(10,290)	$(26,917,818)	$1,522,057,533	$702,110	$1,522,759,643

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$396,133,030	$385,959,380
Adjustments for:
Depreciation expense	255,795,962	220,084,998
Amortization expense	4,346,736	3,743,406
Finance costs	3,330,313	3,306,153
Share of profits of associates	(2,985,941)	(3,495,600)
Interest income	(9,464,706)	(6,317,500)
Loss (gain) on disposal or retirement of property, plant and equipment, net	1,097,908	(46,548)
Impairment loss on intangible assets	13,520	—
Impairment loss on financial assets	29,603	122,240
Loss (gain) on disposal of available-for-sale financial assets, net	(76,986)	4,014
Gain on disposal of financial assets carried at cost, net	(12,809)	(37,241)
Loss on disposal of investments accounted for using equity method, net	—	259,960
Loss (gain) from disposal of subsidiaries	(17,343)	36,105
Unrealized gross profit on sales to associates	4,553	29,073
Gain on foreign exchange, net	(9,118,580)	(2,656,406)
Dividend income	(145,588)	(137,401)
Loss (gain) arising from fair value hedges, net	30,293	(16,973)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	5,645,093	(6,326,561)
Notes and accounts receivable, net	1,061,805	(49,342,698)
Receivables from related parties	(214,565)	(463,837)
Other receivables from related parties	(13,873)	(21,770)
Inventories	(25,229,101)	18,370,037
Other financial assets	(502,306)	(41,554)
Other current assets	12,085	94,512
Other noncurrent assets	(1,276,130)	(349,771)
Accounts payable	2,572,072	7,295,491
Payables to related parties	394,182	139,818
Salary and bonus payable	582,054	1,979,775
Accrued profit sharing bonus to employees and compensation to directors and supervisors	525,129	1,935,113
Accrued expenses and other current liabilities	30,435,424	3,693,638
Provisions	(4,057,900)	7,931,877
Net defined benefit liability	44,615	46,163

Cash generated from operations	648,938,549	585,777,893
Income taxes paid	(63,620,382)	(45,943,301)

Net cash generated by operating activities	585,318,167	539,834,592

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(100,510,905)	(83,275,573)
Held-to-maturity financial assets	(1,997,076)	(33,625,353)
Financial assets carried at cost	(1,313,124)	(533,745)
Property, plant and equipment	(330,588,188)	(328,045,270)
Intangible assets	(4,480,588)	(4,243,087)
Land use right	(819,694)	(805,318)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	2017	2016

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$69,480,675	$29,967,979
Held-to-maturity financial assets	17,980,640	10,550,000
Financial assets carried at cost	58,237	160,498
Property, plant and equipment	326,232	98,069
Proceeds from return of capital of financial assets carried at cost	14,828	65,087
Derecognition of hedging derivative financial instruments	33,008	8,868
Interest received	9,526,253	6,353,195
Proceeds from government grants - property, plant and equipment	2,629,747	738,643
Proceeds from government grants - land use right and others	1,811	798,469
Cash outflow from disposal of subsidiary	(4,080)	—
Other dividends received	145,588	137,420
Dividends received from investments accounted for using equity method	4,245,772	5,478,790
Refundable deposits paid	(1,326,983)	(144,982)
Refundable deposits refunded	432,944	169,912
Decrease in receivables for temporary payments	—	706,718

Net cash used in investing activities	(336,164,903)	(395,439,680)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	10,394,290	18,968,936
Repayment of bonds	(38,100,000)	(23,471,600)
Repayment of long-term bank loans	(31,460)	(8,540)
Interest paid	(3,482,703)	(3,302,420)
Guarantee deposits received	950,928	6,354,677
Guarantee deposits refunded	(3,823,183)	(523,234)
Cash dividends	(181,512,663)	(155,582,283)
Donation from shareholders	20,837	—
Decrease in noncontrolling interests	(113,675)	(235,733)

Net cash used in financing activities	(215,697,629)	(157,800,197)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(21,317,772)	(8,029,812)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,137,863	(21,435,097)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	541,253,833	562,688,930

CASH AND CASH EQUIVALENTS, END OF YEAR	$553,391,696	$541,253,833

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on February 13, 2018.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

Except for the following, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC did not have a significant effect on TSMC and its subsidiaries’ (collectively as the “Company”) accounting policies:

1)	Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers

The amendments stipulate that other companies or institutions of which the chairman of the board of directors or president serves as the chairman of the board of directors or the president, or is the spouse or second immediate family of the chairman of the board of directors or president of the Company are deemed to have a substantive related party relationship, unless it can be demonstrated that no control, joint control, or significant influence exists. Furthermore, the amendments require the disclosure of the names of the related parties and the relationship with whom the Company has transaction. If the transaction or balance with a specific related party is 10% or more of the Company’s respective total transaction or balance, such transaction should be separately disclosed by the name of each related party.

When the amendments are applied retrospectively from January 1, 2017, the disclosure of related party transactions is enhanced, please refer to Note 34.

b.	The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by FSC with effective date starting 2018

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRSs 2014-2016 Cycle	Note 1
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

Note 1:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9 “Financial Instruments” and related amendments

Classification, measurement and impairment of financial assets

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the invested debt instruments, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income (FVTOCI) and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss (FVTPL). However, the entity may irrevocably designate an investment in equity instruments that is not held for trading as measured at FVTOCI. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument should be measured at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the loss allowance for that financial instrument should be measured at an amount equal to the lifetime expected credit losses. A simplified approach is allowed for accounts receivables and the loss allowance could be measured at an amount equal to lifetime expected credit losses.

The Company elects not to restate prior reporting period when applying the requirements for the classification, measurement and impairment of financial assets and financial liabilities under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application.

The anticipated impact on measurement categories, carrying amount and related reconciliation for each class of the Company’s financial assets and financial liabilities when retrospectively applying IFRS 9 on January 1, 2018 is detailed below:

	Measurement Category		Carrying Amount
Financial Assets	IAS 39	IFRS 9	IAS 39	IFRS 9	Note

Cash and cash equivalents	Loans and receivables	Amortized cost	$553,391,696	$553,391,696	(1)
Derivatives	Held for trading	Mandatorily at FVTPL	569,751	569,751
	Hedging instruments	Hedging instruments	34,394	34,394
Equity securities	Available-for-sale	FVTOCI	7,422,311	8,389,438	(2)
Debt securities	Available-for-sale	Mandatorily at FVTPL	—	779,489	(3)

		FVTOCI	90,826,099	90,046,610	(3)
	Held-to-maturity	Amortized cost	20,821,714	20,813,462	(4)
Notes and accounts receivable (including related parties), other receivables and refundable deposits	Loans and receivables	Amortized cost	131,024,958	131,269,731	(1)

Financial Liabilities

Derivatives	Held for trading	Mandatorily at FVTPL	$26,709	$26,709
	Hedging instruments	Hedging instruments	15,562	15,562
Short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable and guarantee deposits	Amortized cost	Amortized cost	340,501,266	340,501,266

Financial Assets	Carrying Amount as of December 31, 2017 (IAS 39)	Reclassifi- cations	Remea- surements	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note

FVTPL	$569,751	$—	$—	$569,751	$—	$—
- Debt instruments
Add: From available for sale	—	779,489	—	779,489	(10,085)	10,085	(3)

	569,751	779,489	—	1,349,240	(10,085)	10,085

FVTOCI	—	—	—	—	—	—
- Equity instruments
Add: From available for sale	—	7,422,311	967,127	8,389,438	1,294,528	(325,858)	(2)
- Debt instruments
Add: From available for sale	—	90,046,610	—	90,046,610	(30,658)	30,658	(3)

	—	97,468,921	967,127	98,436,048	1,263,870	(295,200)

Amortized cost	—	—	—	—	—	—
Add: From held to maturity	—	20,821,714	(8,252)	20,813,462	(8,252)	—	(4)
Add: From loans and receivables	—	684,416,654	244,773	684,661,427	244,773	—	(1)

	—	705,238,368	236,521	705,474,889	236,521	—

Hedging instruments	34,394	—	—	34,394	—	—

Total	$604,145	$803,486,778	$1,203,648	$805,294,571	$1,490,306	$(285,115)

	Carrying Amount as of December 31, 2017 (IAS 39)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 9)	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Note

Investments accounted for using equity method	$17,861,488	$8,258	$17,869,746	$33,984	$(25,726)	(5)

(1)	Cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits were classified as loans and receivables under IAS 39 are now classified at amortized cost with assessment of future 12-month or lifetime expected credit loss under IFRS 9. As a result of retrospective application, the adjustments for accounts receivable would result in a decrease in loss of allowance of NT$244,773 thousand and an increase in retained earnings of NT$244,773 thousand on January 1, 2018.
(2)	As equity investments that were previously classified as available-for-sale financial assets under IAS 39 are not held for trading, the Company elected to designate all of these investments as at FVTOCI under IFRS 9. As a result, the related other equity-unrealized gain/loss on available-for-sale financial assets of NT$228,304 thousand is reclassified to increase other equity - unrealized gain/loss on financial assets at FVTOCI.

As equity investments previously measured at cost under IAS 39 are remeasured at fair value under IFRS 9, the adjustments would result in an increase in financial assets at FVTOCI of NT$967,127 thousand, an increase in other equity-unrealized gain/loss on financial assets at FVTOCI of NT$968,670 thousand and a decrease in noncontrolling interests of NT$1,543 thousand on January 1, 2018.

For those equity investments previously classified as available-for-sale financial assets (including measured at cost financial assets) under IAS 39, the impairment losses that the Company had recognized have been accumulated in retained earnings. Since these investments were designated as at FVTOCI under IFRS 9 and no impairment assessment is required, the adjustments would result in a decrease in other equity - unrealized gain/loss on financial assets at FVTOCI of NT$1,294,528 thousand and an increase in retained earnings of NT$1,294,528 thousand on January 1, 2018.

(3)	Debt investments were previously classified as available-for-sale financial assets under IAS 39. Under IFRS 9, except for debt instruments of NT$779,489 thousand whose contractual cash flows are not solely payments of principal and interest on the principal outstanding and therefore are classified as at FVTPL with the related other equity-unrealized gain/loss on available-for-sale financial assets of NT$10,085 thousand being consequently reclassified to decrease retained earnings, the remaining debt investments are classified as at FVTOCI with assessment of future 12-month expected credit loss because these investments are held within a business model whose objective is both to collect the contractual cash flows and sell the financial assets. The related other equity-unrealized gain/loss on available-for-sale financial assets of NT$434,403 thousand is reclassified to decrease other equity-unrealized gain/loss on financial assets at FVTOCI. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in other equity - unrealized gain/loss on financial assets at FVTOCI of NT$30,658 thousand and a decrease in retained earnings of NT$30,658 thousand on January 1, 2018.
(4)	Debt investments previously classified as held-to-maturity financial assets and measured at amortized cost under IAS 39 are classified as measured at amortized cost with assessment of future 12-month expected credit loss under IFRS 9 because the contractual cash flows are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is to collect the contractual cash flows. As a result of retrospective application of future 12-month expected credit loss, the adjustments would result in an increase in loss allowance of NT$8,252 thousand and a decrease in retained earnings of NT$8,252 thousand on January 1, 2018.
(5)	With the retrospective adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company would result in an increase in investments accounted for using equity method of NT$8,258 thousand, a decrease in other equity- unrealized gain/loss on financial assets at FVTOCI of NT$23,616 thousand, a decrease in other equity- unrealized gain/loss on available-for-sale financial assets of NT$2,110 thousand and an increase in retained earnings of NT$33,984 thousand on January 1, 2018.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way the hedging cost of derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

A preliminary assessment of the Company’s current hedging relationships indicates that they will qualify as continuing hedging relationships under IFRS 9. The Company will prospectively apply the requirements for hedge accounting upon initial application of IFRS 9.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue,” IAS 11 “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue when the entity satisfies a performance obligation.

The Company elects only to retrospectively apply IFRS 15 to contracts that were not completed on January 1, 2018 and elects not to restate prior reporting period with the cumulative effect of the initial application recognized at the date of initial application.

The anticipated impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is detailed below:

	Carrying Amount as of December 31, 2017 (IAS 18 and Revenue-related Interpretations)	Adjustments Arising from Initial Application	Carrying Amount as of January 1, 2018 (IFRS 15)	Note

Inventories	$73,880,747	$(19,746)	$73,861,001	(1)
Other financial assets-current	7,253,114	34,177	7,287,291	(1)
Investments accounted for using equity method	17,861,488	19,483	17,880,971	(1)

Total effect on assets		$33,914

Provisions - current	13,961,787	$(13,961,787)	—	(2)
Accrued expenses and other current liabilities	65,588,396	13,961,787	79,550,183	(2)

Total effect on liabilities		$—

Retained earnings	1,233,362,010	$32,029	1,233,394,039	(1)
Non-controlling interests	702,110	1,885	703,995	(1)

Total effect on equity		$33,914

(1)	Prior to the application of IFRS 15, the Company recognizes revenue based on the accounting treatment of the sales of goods. Under IFRS 15, certain subsidiaries and associates accounted for using equity method will change to recognize revenue over time because customers are deemed to have control over the products when the products are manufactured. As a result, the Company will recognize contract assets (classified under other financial assets) and adjust related assets and equity accordingly.
(2)	Prior to the application of IFRS 15, the Company recognized the estimation of sales returns and allowance as provisions. Under IFRS 15, the Company recognizes such estimation as refund liability (classified under accrued expenses and other current liabilities).

Except for the aforementioned impact, as of the date the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

c.	The IFRSs issued by IASB but not yet endorsed and issued into effect by FSC

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Annual Improvements to IFRSs 2015–2017 Cycle	January 1, 2019
Amendments to IFRS 9 “Prepayment Features with Negative Compensation”	January 1, 2019
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 16 “Leases”	January 1, 2019 (Note 2)
Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”	January 1, 2019
Amendments to IAS 28 “Long-term Interests in Associates and Joint Ventures”	January 1, 2019
IFRIC 23 “Uncertainty over Income Tax Treatments”	January 1, 2019

Note 2:	On December 19, 2017, the FSC announced that IFRS 16 will take effect starting January 1, 2019.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date the accompanying consolidated financial statements were authorized for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed by the FSC with the effective dates (collectively, “Taiwan-IFRSs”).

Basis of Preparation

The accompanying consolidated financial statements have been prepared on the historical cost basis except for financial instruments that are measured at fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for the assets.

Basis of Consolidation

The basis for the consolidated financial statements

The consolidated financial statements incorporate the financial statements of TSMC and entities controlled by TSMC (its subsidiaries).

Income and expenses of subsidiaries acquired or disposed of are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the noncontrolling interests even if this results in the noncontrolling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to shareholders of the parent.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between:

a.	the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and

b.	the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any noncontrolling interest.

The Company shall account for all amounts recognized in other comprehensive income in relation to the subsidiary on the same basis as would be required if the Company had directly disposed of the related assets and liabilities.

The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment in an associate.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		December 31, 2017	December 31, 2016	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	a)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	a), c)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsinchu, Taiwan	87%	87%	d)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), e)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	a), e)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	39%	58%	a), f)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	a)
VTAF III, VTAF II and TSMC	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	100%	a), g)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not audited by the Company’s independent accountants.
Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016.
Note c:	TSMC Solar Europe GmbH is under liquidation procedures.
Note d:	To simplify investment structure, VisEra Tech owned by VisEra Holding Company (VisEra Holding) was transferred to TSMC in the third quarter of 2016. In October 2016, VisEra Holding was incorporated into TSMC Partners, the subsidiary of TSMC.
Note e:	ISDF and ISDF II are under liquidation procedures.
Note f:	Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.
Note g:	VTA Holdings completed the liquidation procedures in April 2017.

Foreign Currencies

The financial statements of each individual consolidated entity were expressed in the currency which reflected its primary economic environment (functional currency). The functional currency of TSMC and presentation currency of the consolidated financial statements are both New Taiwan Dollars (NT$). In preparing the consolidated financial statements, the operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to noncontrolling interests as appropriate).

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Instruments

Financial assets and liabilities shall be recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

Financial assets are classified into the following specified categories: Financial assets “at FVTPL”, “held-to-maturity” financial assets, “available-for-sale” financial assets and “loans and receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets are recognized and derecognized on a trade date or settlement date basis for which financial assets were classified in the same way, respectively. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity financial assets or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are measured at fair value. Interest income from available-for-sale monetary financial assets and dividends on available-for-sale equity investments are recognized in profit or loss. Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

Available-for-sale equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. Such equity instruments are subsequently remeasured at fair value when their fair value can be reliably measured, and the difference between the carrying amount and fair value is recognized in profit or loss or other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including cash and cash equivalents, notes and accounts receivable and other receivables are measured at amortized cost using the effective interest method, less any impairment, except for those loans and receivables with immaterial discounted effect.

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Those financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, their estimated future cash flows have been affected.

For financial assets carried at amortized cost, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Company assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at amortized cost, the amount of the impairment loss is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial assets at the date the impairment loss is reversed does not exceed what the amortized cost would have been had the impairment loss not been recognized.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the year.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to the recognition of an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gains or losses from available-for-sale financial assets.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the financial asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial Liabilities and Equity Instruments

Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities are subsequently measured either at amortized cost using effective interest method or at FVTPL.

Financial liabilities are classified as at fair value through profit or loss when the financial liability is either held for trading or is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss.

Financial liabilities other than those held for trading purposes and designated as at FVTPL are subsequently measured at amortized cost at the end of each reporting period.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative financial instrument is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Financial Instruments Designated as at Fair Value through Profit or Loss

A financial instrument may be designated as at FVTPL upon initial recognition. The financial instrument forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis.

Hedge Accounting

Fair Value Hedge

The Company designates certain hedging instruments, such as interest rate futures contracts, to partially hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities as fair value hedge. Changes in the fair value of hedging instrument that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset that are attributable to the hedged risk.

Cash Flow Hedge

The Company designates certain hedging instruments, such as forward exchange contracts, to partially hedge its foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. The effective portion of changes in the fair value of hedging instruments is recognized in other comprehensive income. When the forecast transactions actually take place, the associated gains or losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the hedged items. The gains or losses from hedging instruments relating to the ineffective portion are recognized immediately in profit or loss.

For the aforementioned fair value hedge and cash flow hedge, hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instruments expire or are sold, terminated, or exercised, or no longer meet the criteria for hedge accounting.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of the reporting period. Net realizable value represents the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.

Investments Accounted for Using Equity Method

Investments accounted for using the equity method are investments in associates.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The operating results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate as well as the distribution received. The Company also recognizes its share in the changes in the equities of associates.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the Company ceases to have significant influence over an associate. When the Company retains an interest in the former associate, the Company measures the retained interest at fair value at that date. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company shall account for all amounts recognized in other comprehensive income in relation to that associate on the same basis as would be required if the associate had directly disposed of the related assets or liabilities. If the Company’s ownership interest in an associate is reduced as a result of disposal, but the investment continues to be an associate, the Company should reclassify to profit or loss only a proportionate amount of the gain or loss previously recognized in other comprehensive income.

When the Company subscribes to additional shares in an associate at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the net assets of the associate. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus. If the Company’s ownership interest is reduced due to the additional subscription to the shares of associate by other investors, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the associate had directly disposed of the related assets or liabilities.

When a consolidated entity transacts with an associate, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not owned by the Company.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property, plant and equipment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized so as to write off the cost of the assets less their residual values over their useful lives, and it is computed using the straight-line method over the following estimated useful lives: land improvements - 20 years; buildings - 10 to 20 years; machinery and equipment - 2 to 5 years; office equipment - 3 to 5 years; and leased assets - 20 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. Land is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets. However, when there is no reasonable certainty that ownership will be obtained by the end of the lease term, assets are depreciated over the shorter of the lease term and their useful lives.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the assets. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Leases

Leases are classified as finance lease whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Company as lessee

Assets held under finance lease are initially recognized as assets of the Company at the fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is recognized as an obligation under finance lease.

Lease payments are apportioned between finance expense and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Intangible Assets

Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

Other intangible assets

Other separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over the following estimated useful lives: Technology license fees - the estimated life of the technology or the term of the technology transfer contract; software and system design costs - 3 years or contract period; patent and others - the economic life or contract period. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Impairment of Tangible and Intangible Assets

Goodwill

Goodwill is not amortized and instead is tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of a cash-generating unit is less than its carrying amount, the difference is allocated first to reduce the carrying amount of any goodwill allocated to such cash generating unit and then to the other assets of the cash generating unit pro rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Other tangible and intangible assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset or a cash-generating unit is increased to the revised estimate of its recoverable amount, but the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Guarantee Deposit

Guarantee deposit mainly consists of cash received under deposit agreements with customers to ensure they have access to the Company’s specified capacity; and as guarantee of accounts receivable to ensure payment from customers. Cash received from customers is recorded as guarantee deposit upon receipt. Guarantee deposits are refunded to customers when terms and conditions set forth in the deposit agreements have been satisfied.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probable that the economic benefits associated with the transaction will flow to the Company; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In principle, payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. Due to the short term nature of the receivables from sale of goods with the immaterial discounted effect, the Company measures them at the original invoice amounts without discounting.

Royalties, dividend and interest income

Revenue from royalties is recognized on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established, provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Employee Benefits

Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for service rendered by employees.

Retirement benefits

For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement benefit plans, the cost of providing benefit is recognized based on actuarial calculations.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the Projected Unit Credit Method. Service cost (including current service cost), and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability represents the actual deficit in the Company’s defined benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) is expensed in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, net operating loss carryforwards and tax credits for research and development expenses to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered. The deferred tax assets which originally not recognized is also reviewed at the end of each reporting period and recognized to the extent that it is probable that sufficient taxable profits will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the year in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Insurance Claim

The Company recognizes insurance claim reimbursement for losses incurred related to disaster damages. Insurance claim reimbursements are recorded, net of any deductible amounts, at the time while there is evidence that the claim reimbursement is virtually certain to be received.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets (mainly including land use right and depreciable assets) are recognized as a deduction from the carrying amount of the related assets and recognized as a reduced depreciation or amortization charge in profit or loss over the contract period or useful lives of the related assets. Government grants that are receivables as compensation for expenses already incurred are deducted from incurred expenses in the period in which they become receivables.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

In the application of the aforementioned Company’s accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

Revenue Recognition

The Company recognizes revenue when the conditions described in Note 4 are satisfied. The Company also records a provision for estimated future returns and other allowances in the same period the related revenue is recorded. Provision for estimated sales returns and other allowances is generally made and adjusted based on historical experience and the consideration of varying contractual terms, and the Company periodically reviews the adequacy of the estimation used.

Impairment of Tangible and Intangible Assets Other than Goodwill

In the process of evaluating the potential impairment of tangible and intangible assets other than goodwill, the Company is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of the nature of semiconductor industry. Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges or reversal in future years.

Impairment of Goodwill

The assessment of impairment of goodwill requires the Company to make subjective judgment to determine the identified cash-generating units, allocate the goodwill to relevant cash-generating units and estimate the recoverable amount of relevant cash-generating units.

Impairment Assessment on Investment Using Equity Method

The Company assesses the impairment of investments accounted for using the equity method whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable. The Company measures the impairment based on a projected future cash flow of the investees, including the underlying assumptions of sales growth rate and capacity utilization rate formulated by such investees’ internal management team. The Company also takes into account market conditions and the relevant industry trends to ensure the reasonableness of such assumptions.

Realization of Deferred Income Tax Assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which those deferred tax assets can be utilized. Assessment of the realization of the deferred tax assets requires the Company’s subjective judgment and estimate, including the future revenue growth and profitability, tax holidays, the amount of tax credits can be utilized and feasible tax planning strategies. Any changes in the global economic environment, the industry trends and relevant laws and regulations could result in significant adjustments to the deferred tax assets.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value, and the Company uses judgment and estimate to determine the net realizable value of inventory at the end of each reporting period.

Due to the rapid technological changes, the Company estimates the net realizable value of inventory for obsolescence and unmarketable items at the end of reporting period and then writes down the cost of inventories to net realizable value. The net realizable value of the inventory is mainly determined based on assumptions of future demand within a specific time horizon.

Recognition and Measurement of Defined Benefit Plans

Net defined benefit liability and the resulting defined benefit costs under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and future salary increase rate. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2017	December 31, 2016

Cash and deposits in banks	$551,919,770	$536,895,344
Agency bonds	776,025	—
Commercial paper	695,901	1,997,239
Repurchase agreements collateralized by corporate bonds	—	2,361,250

	$553,391,696	$541,253,833

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2017	December 31, 2016

Financial assets

Held for trading
Forward exchange contracts	$569,751	$142,406
Cross currency swap contracts	—	10,976

	569,751	153,382

Designated as at FVTPL
Time deposit	—	6,297,708
Forward exchange contracts	—	22

	—	6,297,730

	$569,751	$6,451,112

Financial liabilities

Held for trading
Forward exchange contracts	$26,709	$91,585
Designated as at FVTPL
Forward exchange contracts	—	99,550

	$26,709	$191,135

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. These derivative contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2017

Sell NT$/Buy EUR	January 2018 to February 2018	NT$6,002,786/EUR169,000
Sell NT$/Buy JPY	February 2018	NT$996,294/JPY3,800,000
Sell US$/Buy JPY	January 2018	US$2,191/JPY246,724
Sell US$/Buy RMB	January 2018	US$558,000/RMB3,679,575
Sell US$/Buy NT$	January 2018 to February 2018	US$1,661,500/NT$49,673,320
Sell RMB /Buy EUR	January 2018	RMB38,967/EUR4,994
Sell RMB/Buy JPY	January 2018	RMB409,744/JPY7,062,536
Sell RMB/Buy GBP	January 2018	RMB3,637/GBP413

December 31, 2016

Sell NT$/Buy EUR	January 2017	NT$5,393,329/EUR159,400
Sell NT$/Buy JPY	January 2017	NT$7,314,841/JPY26,501,800
Sell US$/Buy EUR	January 2017	US$4,180/EUR4,000
Sell US$/Buy JPY	January 2017	US$428/JPY50,000
Sell US$/Buy NT$	January 2017 to February 2017	US$439,000/NT$14,138,202
Sell US$/Buy RMB	January 2017 to June 2017	US$421,750/RMB2,908,380

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2016

January 2017	US$170,000/NT$5,487,600	3.98%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2017	December 31, 2016

Corporate bonds	$40,165,148	$29,999,508
Agency bonds/Agency mortgage-backed securities	29,235,388	14,880,482
Asset-backed securities	13,459,545	11,254,757
Government bonds	7,817,723	8,457,362
Publicly traded stocks	2,548,054	3,196,658
Commercial paper	148,295	—

	$93,374,153	$67,788,767

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31, 2017	December 31, 2016

Corporate bonds	$19,338,764	$23,849,701
Structured product	1,482,950	1,609,950
Commercial paper	—	8,628,176
Negotiable certificate of deposit	—	4,829,850

	$20,821,714	$38,917,677

Current portion	$1,988,385	$16,610,116
Noncurrent portion	18,833,329	22,307,561

	$20,821,714	$38,917,677

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	December 31, 2017	December 31, 2016

Financial assets- current

Fair value hedges
Interest rate futures contracts	$27,016	$5,550
Cash flow hedges
Forward exchange contracts	7,378	—

	$34,394	$5,550

Financial liabilities- current

Cash flow hedges
Forward exchange contracts	$15,562	$—

The Company entered into interest rate futures contracts, which are used to hedge against the price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

December 31, 2017

March 2018	US$	169,400

December 31, 2016

March 2017	US$	53,600

The Company entered into forward exchange contracts to partially hedge foreign exchange rate risks associated with certain highly probable forecast transactions, such as capital expenditures. These contracts have maturities of 12 months or less.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

December 31, 2017

Sell NT$/Buy EUR	February 2018 to May 2018	NT$2,649,104/EUR75,000

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31, 2017	December 31, 2016

Notes and accounts receivable	$121,604,989	$128,815,389
Allowance for doubtful receivables	(471,741)	(480,118)

Notes and accounts receivable, net	$121,133,248	$128,335,271

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. There was no impairment concern for the accounts receivable that were past due without recognizing a specific allowance for doubtful receivables since there was no significant change in the credit quality of its customers after the assessment. In addition, the Company has obtained guarantee against certain receivables.

Aging analysis of notes and accounts receivable, net

	December 31, 2017	December 31, 2016

Neither past due nor impaired	$105,295,219	$108,411,408
Past due but not impaired
Past due within 30 days	13,984,125	15,017,824
Past due 31-60 days	929,672	1,844,726
Past due 61-120 days	582,821	3,061,313
Past due over 121 days	341,411	—

	$121,133,248	$128,335,271

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2017	$1,848	$478,270	$480,118
Reversal/Write-off	(1,848)	(6,305)	(8,153)
Effect of exchange rate changes	—	(224)	(224)

Balance at December 31, 2017	$—	$471,741	$471,741

Balance at January 1, 2016	$10,241	$478,010	$488,251
Provision	—	321	321
Reversal/Write-off	(8,393)	—	(8,393)
Effect of exchange rate changes	—	(61)	(61)

Balance at December 31, 2016	$1,848	$478,270	$480,118

Aging analysis of accounts receivable that is individually determined as impaired

	December 31, 2017	December 31, 2016

Past due over 121 days	$—	$1,848

12.	INVENTORIES

	December 31, 2017	December 31, 2016

Finished goods	$9,923,338	$8,521,873
Work in process	53,362,160	33,330,870
Raw materials	7,143,806	4,012,190
Supplies and spare parts	3,451,443	2,817,300

	$73,880,747	$48,682,233

Reversal of write-down of inventories resulting from the increase in net realizable value (excluding earthquake losses) and write-down of inventories to net realizable value (excluding earthquake losses) in the amount of NT$840,861 thousand and NT$1,542,779 thousand, respectively, were included in the cost of revenue for the years ended December 31, 2017 and 2016. Please refer to related earthquake losses in Note 38.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31, 2017	December 31, 2016

Non-publicly traded stocks	$2,532,287	$2,944,859
Mutual funds	2,341,970	1,157,608

	$4,874,257	$4,102,467

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The stocks of Aquantia and Impinj, Inc. were listed in November 2017 and July 2016, respectively. Accordingly, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount		% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$8,568,344	$8,806,384	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	5,677,640	7,163,516	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	2,292,100	2,599,807	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,300,194	1,174,181	35%	35%
Mutual-Pak	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	23,210	—	39%	—

			$17,861,488	$19,743,888

Starting December 2017, the Company no longer had the majority of voting power and control over Mutual-Pak. As a result, Mutual-Pak is no longer consolidated and is accounted for using the equity method.

Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$259,960 thousand.

As of December 31, 2017, no investments in associates are individually material to the Company. As of December 31, 2016, the summarized financial information in respect of each of the Company’s material associates is set out below. The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with Taiwan-IFRSs adjusted by the Company using the equity method of accounting.

a.	VIS

December 31, 2016

Current assets	$25,662,921

Noncurrent assets	$9,501,442

Current liabilities	$5,476,672

Noncurrent liabilities	$804,107

Year Ended December 31, 2016

Net revenue	$25,828,634

Income from operations	$6,083,625

Net income	$5,520,645

Other comprehensive income	$5,592

Total comprehensive income	$5,526,237

Cash dividends received	$1,206,981

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate was as follows:

December 31, 2016

Net assets	$28,883,584
Percentage of ownership	28%

The Company’s share of net assets of the associate	8,179,830
Goodwill	626,554

Carrying amount of the investment	$8,806,384

b.	SSMC

December 31, 2016

Current assets	$14,585,150

Noncurrent assets	$5,360,076

Current liabilities	$1,746,602

Noncurrent liabilities	$286,340

Year Ended December 31, 2016

Net revenue	$14,045,927

Income from operations	$4,921,735

Net income	$4,918,140

Total comprehensive income	$4,918,140

Cash dividends received	$4,076,170

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate was as follows:

December 31, 2016

Net assets	$17,912,284
Percentage of ownership	39%

The Company’s share of net assets of the associate	6,948,175
Goodwill	213,984
Other adjustments	1,357

Carrying amount of the investment	$7,163,516

Aggregate information of associates that are not individually material was summarized as follows:

Year Ended December 31, 2016

The Company’s share of profits of associates	$23,140

The Company’s share of other comprehensive loss of associates	$(5,244)

The Company’s share of total comprehensive income of associates	$17,896

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	December 31, 2017	December 31, 2016

VIS	$30,638,751	$26,089,360

GUC	$11,905,404	$3,664,997

Xintec	$9,180,759	$3,622,227

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2017	$4,049,292	$304,404,474	$2,042,867,744	$34,729,640	$—	$387,199,675	$2,773,250,825
Additions (Deductions)	—	75,594,667	458,605,807	8,195,896	—	(219,902,510)	322,493,860
Disposals or retirements	—	(36,957)	(9,552,995)	(377,798)	—	—	(9,967,750)
Reclassification	—	—	8,791	1,507	—	—	10,298
Effect of disposal of subsidiary	—	—	(51,216)	(14,750)	—	(518)	(66,484)
Effect of exchange rate changes	(66,049)	(827,571)	(4,125,866)	(142,979)	—	56,843	(5,105,622)

Balance at December 31, 2017	$3,983,243	$379,134,613	$2,487,752,265	$42,391,516	$—	$167,353,490	$3,080,615,127

(Continued)

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Accumulated depreciation and impairment

Balance at January 1, 2017	$524,845	$174,349,077	$1,577,377,509	$23,221,707	$—	$—	$1,775,473,138
Additions	27,790	20,844,584	229,985,588	4,938,000	—	—	255,795,962
Disposals or retirements	—	(28,816)	(8,114,327)	(377,470)	—	—	(8,520,613)
Reclassification	—	—	8,195	1,466	—	—	9,661
Effect of disposal of subsidiary	—	—	(42,830)	(13,838)	—	—	(56,668)
Effect of exchange rate changes	(42,137)	(718,324)	(3,765,293)	(102,921)	—	—	(4,628,675)

Balance at December 31, 2017	$510,498	$194,446,521	$1,795,448,842	$27,666,944	$—	$—	$2,018,072,805

Carrying amounts at December 31, 2017	$3,472,745	$184,688,092	$692,303,423	$14,724,572	$—	$167,353,490	$1,062,542,322

Cost

Balance at January 1, 2016	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569
Additions	—	9,113,314	156,874,203	4,584,087	—	195,255,966	365,827,570
Disposals or retirements	—	(13,372)	(3,094,143)	(469,235)	—	—	(3,576,750)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(18,099)	(1,497,332)	(4,401,920)	(92,374)	—	(167,839)	(6,177,564)

Balance at December 31, 2016	$4,049,292	$304,404,474	$2,042,867,744	$34,729,640	$—	$387,199,675	$2,773,250,825

Accumulated depreciation and impairment

Balance at January 1, 2016	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177
Additions	29,440	17,540,470	198,189,423	4,325,665	—	—	220,084,998
Disposals or retirements	—	(7,326)	(3,049,502)	(468,401)	—	—	(3,525,229)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(10,780)	(1,094,222)	(3,620,067)	(68,739)	—	—	(4,793,808)

Balance at December 31, 2016	$524,845	$174,349,077	$1,577,377,509	$23,221,707	$—	$—	$1,775,473,138

Carrying amounts at December 31, 2016	$3,524,447	$130,055,397	$465,490,235	$11,507,933	$—	$387,199,675	$997,777,687

(Concluded)

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2017	$6,007,975	$9,546,007	$22,243,595	$5,386,435	$43,184,012
Additions	—	897,861	3,021,085	349,265	4,268,211
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,662	(17,960)	(10,298)
Effect of disposal of subsidiary	(13,499)	—	(7,662)	—	(21,161)
Effect of exchange rate changes	(345,774)	(611)	(3,225)	(1,594)	(351,204)

Balance at December 31, 2017	$5,648,702	$10,443,257	$25,186,218	$5,716,146	$46,994,323

(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Accumulated amortization and impairment

Balance at January 1, 2017	$—	$6,147,200	$18,144,428	$4,277,538	$28,569,166
Additions	—	1,548,263	2,310,742	487,731	4,346,736
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,409	(17,070)	(9,661)
Impairment	13,520	—	—	—	13,520
Effect of disposal of subsidiary	(13,499)	—	(7,554)	—	(21,053)
Effect of exchange rate changes	(21)	(606)	(3,095)	(566)	(4,288)

Balance at December 31, 2017	$—	$7,694,857	$20,376,693	$4,747,633	$32,819,183

Carrying amounts at December 31, 2017	$5,648,702	$2,748,400	$4,809,525	$968,513	$14,175,140

Cost

Balance at January 1, 2016	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542
Additions	—	1,091,261	2,788,512	519,289	4,399,062
Retirements	—	—	(5,273)	—	(5,273)
Effect of exchange rate changes	(96,809)	442	(14,072)	(11,880)	(122,319)

Balance at December 31, 2016	$6,007,975	$9,546,007	$22,243,595	$5,386,435	$43,184,012

Accumulated amortization and impairment

Balance at January 1, 2016	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662
Additions	—	1,367,370	1,730,834	645,202	3,743,406
Retirements	—	—	(5,273)	—	(5,273)
Effect of exchange rate changes	—	442	(12,799)	(3,272)	(15,629)

Balance at December 31, 2016	$—	$6,147,200	$18,144,428	$4,277,538	$28,569,166

Carrying amounts at December 31, 2016	$6,007,975	$3,398,807	$4,099,167	$1,108,897	$14,614,846

(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rates of 8.5% and 8.4% in its test of impairment as of December 31, 2017 and 2016, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the year ended December 31, 2017, the Company assessed goodwill impairment and recognized an impairment loss of NT$13,520 thousand related to a subsidiary since the operating result of this cash generating unit was not as expected and the recoverable amount of goodwill was nil. Such impairment loss was recognized in other operating income and expenses. For the year ended December 31, 2016, the Company did not recognize any impairment loss on goodwill.

17.	OTHER ASSETS

	December 31, 2017	December 31, 2016
Tax receivable	$4,021,602	$2,325,825
Prepaid expenses	1,559,963	1,007,026
Others	1,623,995	1,553,003

	$7,205,560	$4,885,854

Current portion	$4,222,440	$3,385,422
Noncurrent portion	2,983,120	1,500,432

	$7,205,560	$4,885,854

18.	SHORT-TERM LOANS

	December 31, 2017	December 31, 2016

Unsecured loans
Amount	$63,766,850	$57,958,200

Original loan content
US$(in thousands)	$2,150,000	$1,800,000
Annual interest rate	1.54%-1.82%	0.87%-1.07%
Maturity date	Due by February 2018	Due by January 2017

19.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances

Year ended December 31, 2017

Balance, beginning of year	$18,037,789
Provision	44,833,557
Payment	(48,884,704)
Effect of exchange rate changes	(24,855)

Balance, end of year	$13,961,787

Year ended December 31, 2016

Balance, beginning of year	$10,163,536
Provision	36,519,312
Payment	(28,569,318)
Effect of exchange rate changes	(75,741)

Balance, end of year	$18,037,789

Provisions for sales returns and allowances are estimated based on historical experience and the consideration of varying contractual terms, and are recognized as a reduction of revenue in the same year of the related product sales.

20.	BONDS PAYABLE

	December 31, 2017	December 31, 2016

Domestic unsecured bonds	$116,100,000	$154,200,000
Overseas unsecured bonds	34,107,850	37,028,850

	150,207,850	191,228,850
Less: Discounts on bonds payable	(6,728)	(35,293)
Less: Current portion	(58,401,122)	(38,100,000)

	$91,800,000	$153,093,557

The major terms of domestic unsecured bonds are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

100-1	A	September 2011 to September 2016	$10,500,000	1.40%	Bullet repayment; interest payable annually
	B	September 2011 to September 2018	7,500,000	1.63%	The same as above
100-2	A	January 2012 to January 2017	10,000,000	1.29%	The same as above

100-2	B	January 2012 to January 2019	$7,000,000	1.46%	Bullet repayment; interest payable annually
101-1	A	August 2012 to August 2017	9,900,000	1.28%	The same as above
	B	August 2012 to August 2019	9,000,000	1.40%	The same as above
101-2	A	September 2012 to September 2017	12,700,000	1.28%	The same as above
	B	September 2012 to September 2019	9,000,000	1.39%	The same as above
101-3	—	October 2012 to October 2022	4,400,000	1.53%	The same as above
101-4	A	January 2013 to January 2018	10,600,000	1.23%	The same as above
	B	January 2013 to January 2020	10,000,000	1.35%	The same as above
	C	January 2013 to January 2023	3,000,000	1.49%	The same as above
102-1	A	February 2013 to February 2018	6,200,000	1.23%	The same as above
	B	February 2013 to February 2020	11,600,000	1.38%	The same as above
	C	February 2013 to February 2023	3,600,000	1.50%	The same as above
102-2	A	July 2013 to July 2020	10,200,000	1.50%	The same as above
	B	July 2013 to July 2023	3,500,000	1.70%	The same as above
102-3	A	August 2013 to August 2017	4,000,000	1.34%	The same as above
	B	August 2013 to August 2019	8,500,000	1.52%	The same as above
102-4	A	September 2013 to September 2016	1,500,000	1.35%	The same as above
	B	September 2013 to September 2017	1,500,000	1.45%	The same as above
102-4	C	September 2013 to March 2019	1,400,000	1.60%	Bullet repayment; interest payable annually (interest for the six months prior to maturity will accrue on the basis of actual days and be repayable at maturity)
	D	September 2013 to March 2021	2,600,000	1.85%	The same as above
	E	September 2013 to March 2023	5,400,000	2.05%	The same as above
	F	September 2013 to September 2023	2,600,000	2.10%	Bullet repayment; interest payable annually

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually

April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The plan under the R.O.C. Labor Pension Act (the “Act”) is deemed a defined contribution plan. Pursuant to the Act, TSMC, Mutual-Pak and VisEra Tech have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC China, TSMC Nanjing, TSMC Europe, TSMC Canada, TSMC Technology and TSMC Solar Europe GmbH also make monthly contributions at certain percentages of the basic salary of their employees. Accordingly, the Company recognized expenses of NT$2,369,940 thousand and NT$2,164,900 thousand for the years ended December 31, 2017 and 2016, respectively.

b.	Defined benefit plans

TSMC has defined benefit plans under the R.O.C. Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan. Before the end of each year, the Company assesses the balance in the Funds. If the amount of the balance in the Funds is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company is required to fund the difference in one appropriation that should be made before the end of March of the next year. The Funds are operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the Funds.

Amounts recognized in respect of these defined benefit plans were as follows:

	Years Ended December 31
	2017	2016

Current service cost	$145,026	$132,786
Net interest expense	126,525	139,355

Components of defined benefit costs recognized in profit or loss	271,551	272,141

Remeasurement on the net defined benefit liability:
Return on plan assets (excluding amounts included in net interest expense)	29,290	45,721
Actuarial loss arising from experience adjustments	483,846	38,195
Actuarial loss(gain) arising from changes in financial assumptions	(258,455)	694,632
Actuarial loss arising from changes in demographic assumptions	—	278,672

Components of defined benefit costs recognized in other comprehensive income	254,681	1,057,220

Total	$526,232	$1,329,361

The pension costs of the aforementioned defined benefit plans were recognized in profit or loss by the following categories:

	Years Ended December 31
	2017	2016

Cost of revenue	$175,357	$176,977
Research and development expenses	75,340	73,395
General and administrative expenses	16,669	17,367
Marketing expenses	4,185	4,402

	$271,551	$272,141

The amounts arising from the defined benefit obligation of the Company were as follows:

	December 31, 2017	December 31, 2016

Present value of defined benefit obligation	$12,774,593	$12,480,480
Fair value of plan assets	(3,923,889)	(3,929,072)

Net defined benefit liability	$8,850,704	$8,551,408

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2017	2016

Balance, beginning of year	$12,480,480	$11,318,174
Current service cost	145,026	132,786
Interest expense	185,561	212,909
Remeasurement losses (gains):
Actuarial loss arising from experience adjustments	483,846	38,195
Actuarial loss (gain) arising from changes in financial assumptions	(258,455)	694,632
Actuarial loss arising from changes in demographic assumptions	—	278,672
Benefits paid from plan assets	(261,865)	(194,888)

Balance, end of year	$12,774,593	$12,480,480

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2017	2016

Balance, beginning of year	$3,929,072	$3,870,148
Interest income	59,036	73,554
Remeasurement losses:
Return on plan assets (excluding amounts included in net interest expense)	(29,290)	(45,721)
Contributions from employer	226,936	225,979
Benefits paid from plan assets	(261,865)	(194,888)

Balance, end of year	$3,923,889	$3,929,072

The fair value of the plan assets by major categories at the end of reporting period was as follows:

	December 31, 2017	December 31, 2016

Cash	$707,477	$818,426
Equity instruments	1,993,336	1,852,950
Debt instruments	1,223,076	1,257,696

	$3,923,889	$3,929,072

The actuarial valuations of the present value of the defined benefit obligation were carried out by qualified actuaries. The principal assumptions of the actuarial valuation were as follows:

	Measurement Date
	December 31, 2017	December 31, 2016

Discount rate	1.65%	1.50%
Future salary increase rate	3.00%	3.00%

Through the defined benefit plans under the R.O.C. Labor Standards Law, the Company is exposed to the following risks:

1)	Investment risk: The pension funds are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the government’s designated authorities or under the mandated management. However, under the R.O.C. Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

2)	Interest risk: A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the debt investments of the plan assets.

Assuming a hypothetical decrease in interest rate at the end of the reporting period contributed to a decrease of 0.5% in the discount rate and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$890,116 thousand and NT$970,282 thousand as of December 31, 2017 and 2016, respectively.

3)	Salary risk: The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

Assuming the expected salary rate increases by 0.5% at the end of the reporting period and all other assumptions were held constant, the present value of the defined benefit obligation would increase by NT$873,801 thousand and NT$951,424 thousand as of December 31, 2017 and 2016, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability.

The Company expects to make contributions of NT$233,745 thousand to the defined benefit plans in the next year starting from December 31, 2017. The weighted average duration of the defined benefit obligation is 13 years.

22.	GUARANTEE DEPOSITS

	December 31, 2017	December 31, 2016

Capacity guarantee	$13,346,550	$20,929,350
Receivables guarantee	2,427,548	5,559,960
Others	306,521	181,312

	$16,080,619	$26,670,622

Current portion (classified under accrued expenses and other current liabilities)	$8,493,829	$12,000,189
Noncurrent portion	7,586,790	14,670,433

	$16,080,619	$26,670,622

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

23.	EQUITY

a.	Capital stock

	December 31, 2017	December 31, 2016

Authorized shares (in thousands)	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of December 31, 2017, 1,068,165 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,340,823 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	December 31, 2017	December 31, 2016

Additional paid-in capital	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847
From share of changes in equities of subsidiaries	118,792	107,798
From share of changes in equities of associates	289,240	282,155
Donations	19,208	55

	$56,309,536	$56,272,304

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates and dividend of a claim extinguished by a prescription may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

In accordance with the amendments to the R.O.C. Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to TSMC’s Articles of Incorporation on earnings distribution policy had been approved by TSMC’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 31.

TSMC’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2016 and 2015 earnings have been approved by TSMC’s shareholders in its meetings held on June 8, 2017 and June 7, 2016, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2016	Year 2015	Year 2016	Year 2015

Legal capital reserve	$33,424,718	$30,657,384
Cash dividends to shareholders	181,512,663	155,582,283	$7	$6

	$214,937,381	$186,239,667

TSMC’s appropriations of earnings for 2017 had been approved in the meeting of the Board of Directors held on February 13, 2018. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)
	For Fiscal Year 2017	For Fiscal Year 2017

Legal capital reserve	$34,311,148
Special capital reserve	26,907,527
Cash dividends to shareholders	207,443,044	$8

	$268,661,719

The appropriations of earnings for 2017 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 5, 2018 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Year Ended December 31, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of year	$1,661,237	$2,641	$105	$—	$1,663,983
Exchange differences arising on translation of foreign operations	(28,257,449)	—	—	—	(28,257,449)
Changes in fair value of available-for-sale financial assets	—	(154,680)	—	—	(154,680)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	(61,182)	—	—	(61,182)
Gain/(loss) arising on changes in the fair value of hedging instruments	—	—	99,534	—	99,534
Transferred to initial carrying amount of hedged items	—	—	(94,851)	—	(94,851)
Share of other comprehensive income (loss) of associates	(101,468)	2,121	—	—	(99,347)
Share of unearned stock-based employee compensation of associates	—	—	—	(10,290)	(10,290)
Income tax effect	—	(2,974)	(562)	—	(3,536)

Balance, end of year	$(26,697,680)	$(214,074)	$4,226	$(10,290)	$(26,917,818)

	Year Ended December 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of year	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(9,409,190)	—	—	(9,409,190)
Other comprehensive income reclassified to profit or loss upon disposal of subsidiaries	36,105	—	—	36,105
Changes in fair value of available-for-sale financial assets	—	(696,240)	—	(696,240)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	4,071	—	4,071
Share of other comprehensive income (loss) of associates	(915)	24,684	712	24,481
Other comprehensive loss reclassified to profit or loss upon disposal of associates	(4,712)	(3,469)	—	(8,181)
Income tax effect	—	(61,176)	—	(61,176)

Balance, end of year	$1,661,237	$2,641	$105	$1,663,983

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

24.	NET REVENUE

	Years Ended December 31
	2017	2016

Net revenue from sale of goods	$976,923,256	$947,415,900
Net revenue from royalties	523,985	522,444

	$977,447,241	$947,938,344

25.	OTHER OPERATING INCOME AND EXPENSES, NET

	Years Ended December 31
	2017	2016

Gain (loss) on disposal or retirement of property, plant and equipment, net	$(1,097,908)	$46,548
Others	(267,603)	(16,735)

	$(1,365,511)	$29,813

26.	OTHER INCOME

	Years Ended December 31
	2017	2016

Interest income
Bank deposits	$6,412,823	$4,892,652
Available-for-sale financial assets	2,091,435	816,185
Held-to-maturity financial assets	568,552	383,261
Structured product	391,896	225,402

	9,464,706	6,317,500
Dividend income	145,588	137,401

	$9,610,294	$6,454,901

27.	FINANCE COSTS

	Years Ended December 31
	2017	2016

Interest expense
Corporate bonds	$2,563,544	$3,014,753
Bank loans	766,625	291,178
Others	144	222

	$3,330,313	$3,306,153

28.	OTHER GAINS AND LOSSES, NET

	Years Ended December 31
	2017	2016

Gain (loss) on disposal of financial assets, net
Available-for-sale financial assets	$76,986	$(4,014)
Financial assets carried at cost	12,809	37,241
Loss on disposal of investments accounted for using equity method, net	—	(259,960)
Gain (loss) from disposal of subsidiaries	17,343	(36,105)
Other gains	409,852	176,734
Net gain (loss) on financial instruments at FVTPL
Held for trading	2,253,651	467,051
Designated as at FVTPL	131,037	(37,369)
Gain (loss) arising from fair value hedges, net	(30,293)	16,973
Impairment loss of financial assets
Financial assets carried at cost	(29,603)	(122,240)
Other losses	(24,424)	(42,379)

	$2,817,358	$195,932

29.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Years Ended December 31
	2017	2016

Current income tax expense
Current tax expense recognized in the current year	$57,503,831	$54,315,433
Income tax adjustments on prior years	(896,147)	(1,041,762)
Other income tax adjustments	152,790	122,461

	56,760,474	53,396,132

Deferred income tax expense (benefit)
Effect of tax rate changes	561,818	—
The origination and reversal of temporary differences	(4,336,110)	(1,775,023)
Investment tax credits and operating loss carryforward	—	35

	(3,774,292)	(1,774,988)

Income tax expense recognized in profit or loss	$52,986,182	$51,621,144

A reconciliation of income before income tax and income tax expense recognized in profit or loss was as follows:

	Years Ended December 31
	2017	2016

Income before tax	$396,133,030	$385,959,380

Income tax expense at the statutory rate	$69,608,602	$66,945,088
Tax effect of adjusting items:
Deductible items in determining taxable income	(1,410,955)	(51,324)
Tax-exempt income	(16,901,134)	(19,594,962)
Additional income tax on unappropriated earnings	11,835,948	11,957,213
Effect of tax rate changes on deferred income tax	561,818	—
The origination and reversal of temporary differences	(4,336,110)	(1,775,023)
Income tax credits	(5,628,630)	(4,940,147)
Remeasurement of operating loss carryforward	—	(400)

	53,729,539	52,540,445
Income tax adjustments on prior years	(896,147)	(1,041,762)
Other income tax adjustments	152,790	122,461

Income tax expense recognized in profit or loss	$52,986,182	$51,621,144

For the years ended December 31, 2017 and 2016, the Company applied a tax rate of 17% for entities subject to the R.O.C. Income Tax Law; for other jurisdictions, the Company measures taxes by using the applicable tax rate for each individual jurisdiction.

In January 2018, it was announced that the Income Tax Law in the R.O.C. was amended and, starting from 2018, the corporate income tax rate will be adjusted from 17% to 20%. In addition, the tax rate applicable to unappropriated earnings will be reduced from 10% to 5%. Deferred tax assets and deferred tax liabilities recognized as of December 31, 2017 are expected to be adjusted and would increase by NT$1,473,065 thousand and NT$15,096 thousand, respectively, in 2018.

b.	Income tax expense recognized in other comprehensive income

	Years Ended December 31
	2017	2016

Deferred income tax benefit (expense)
Related to remeasurement of defined benefit obligation	$30,562	$126,867
Related to unrealized gain/loss on available-for-sale financial assets	(2,974)	(61,176)
Related to gain/loss on cash flow hedges	(562)	—

	$27,026	$65,691

c.	Deferred income tax balance

The analysis of deferred income tax assets and liabilities was as follows:

	December 31, 2017	December 31, 2016

Deferred income tax assets

Temporary differences
Depreciation	$8,401,266	$4,244,214
Provision for sales returns and allowance	1,637,713	1,512,061
Net defined benefit liability	975,324	939,543
Unrealized loss on inventories	629,442	737,247
Deferred compensation cost	266,521	378,740
Others	195,197	445,133
Operating loss carryforward	—	14,483

	$12,105,463	$8,271,421

Deferred income tax liabilities

Temporary differences
Unrealized exchange gains	$(169,480)	$(48,736)
Available-for-sale financial assets	(95,421)	(92,447)
Cash flow hedges	(37,304)	—

	$(302,205)	$(141,183)

	Year Ended December 31, 2017
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Disposal of Subsidiary	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Temporary differences
Depreciation	$4,244,214	$4,207,209	$—	$—	$(50,157)	$8,401,266
Provision for sales returns and allowance	1,512,061	129,971	—	—	(4,319)	1,637,713
Net defined benefit liability	939,543	5,219	30,562	—	—	975,324
Unrealized loss on inventories	737,247	(105,068)	—	—	(2,737)	629,442
Deferred compensation cost	378,740	(83,124)	—	—	(29,095)	266,521
Others	445,133	(222,429)	—	—	(27,507)	195,197
Operating loss carryforward	14,483	—	—	(14,483)	—	—

	$8,271,421	$3,931,778	$30,562	$(14,483)	$(113,815)	$12,105,463

Deferred income tax liabilities
Temporary differences
Unrealized exchange gains	$(48,736)	$(120,744)	$—	$—	$—	$(169,480)
Available-for-sale financial assets	(92,447)	—	(2,974)	—	—	(95,421)
Cash flow hedges	—	(36,742)	(562)	—	—	(37,304)

	$(141,183)	$(157,486)	$(3,536)	$—	$—	$(302,205)

	Year Ended December 31, 2016
		Recognized in
	Balance, Beginning of Year	Profit or Loss	Other Comprehensive Income	Effect of Exchange Rate Changes	Balance, End of Year

Deferred income tax assets

Temporary differences
Depreciation	$2,852,961	$1,437,648	$—	$(46,395)	$4,244,214
Provision for sales returns and allowance	1,141,511	371,410	—	(860)	1,512,061
Net defined benefit liability	895,486	(82,810)	126,867	—	939,543
Unrealized loss on inventories	622,741	115,490	—	(984)	737,247
Deferred compensation cost	316,283	69,311	—	(6,854)	378,740
Goodwill from business combination	10,025	(9,836)	—	(189)	—
Others	531,449	(77,454)	—	(8,862)	445,133
Operating loss carryforward	14,518	(35)	—	—	14,483

	$6,384,974	$1,823,724	$126,867	$(64,144)	$8,271,421

Deferred income tax liabilities

Temporary differences
Available-for-sale financial assets	$(31,271)	$—	$(61,176)	$—	$(92,447)
Unrealized exchange gains	—	(48,736)	—	—	(48,736)

	$(31,271)	$(48,736)	$(61,176)	$—	$(141,183)

d.	The investment operating loss carryforward and deductible temporary differences for which no deferred income tax assets have been recognized

The information of the operating loss carryforward for which no deferred tax assets have been recognized was as follows:

	December 31, 2017	December 31, 2016

Expiry period
1 - 4 years	$—	$136,703
5 - 10 years	—	41,389

	$—	$178,092

As of December 31, 2017 and 2016, the aggregate deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$26,536,307 thousand and NT$1,919,784 thousand, respectively.

e.	Unused tax-exemption information

As of December 31, 2017, the profits generated from the following projects of TSMC are exempt from income tax for a five-year period:

Tax-exemption Period

Construction and expansion of 2007 by TSMC	2014 to 2018
Construction and expansion of 2008 by TSMC	2015 to 2019
Construction and expansion of 2009 by TSMC	2018 to 2022

f.	The information of unrecognized deferred income tax liabilities associated with investments

As of December 31, 2017 and 2016, the aggregate taxable temporary differences associated with investments in subsidiaries not recognized as deferred income tax liabilities amounted to NT$95,003,344 thousand and NT$83,181,401 thousand, respectively.

g.	Integrated income tax information

	December 31, 2017	December 31, 2016

Balance of the Imputation
Credit Account - TSMC	$114,264,283	$82,072,562

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2017 and 2016 were 14.69% and 13.90%, respectively; while the creditable ratio for individual shareholders residing in the R.O.C. is half of the original creditable ratio according to the R.O.C. Income Tax Law. However, effective from January 1, 2018, integrated income tax system were abrogated and imputation credit account is no longer applicable based on amended R.O.C. Income Tax Law in January 2018.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

h.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2014. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

30.	EARNINGS PER SHARE

	Years Ended December 31
	2017	2016

Basic EPS	$13.23	$12.89

Diluted EPS	$13.23	$12.89

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Year ended December 31, 2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$343,111,476	25,930,380	$13.23

Year ended December 31, 2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$334,247,180	25,930,380	$12.89

31.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Years Ended December 31
	2017	2016

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$235,985,189	$203,476,848
Recognized in operating expenses	19,746,263	16,583,067
Recognized in other operating income and expenses	64,510	25,083

	$255,795,962	$220,084,998

b. Amortization of intangible assets

Recognized in cost of revenue	$2,135,521	$2,028,492
Recognized in operating expenses	2,211,215	1,714,914

	$4,346,736	$3,743,406

c. Research and development expenses	$80,732,463	$71,207,703

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$2,369,940	$2,164,900
Defined benefit plans	271,551	272,141

	2,641,491	2,437,041
Other employee benefits	101,488,608	97,248,082

	$104,130,099	$99,685,123

Employee benefits expense summarized by function
Recognized in cost of revenue	$61,026,107	$58,493,500
Recognized in operating expenses	43,103,992	41,191,623

	$104,130,099	$99,685,123

In accordance with the amendments to the R.O.C. Company Act in May 2015 and the amended TSMC’s Articles of Incorporation approved by TSMC’s shareholders in its meeting held on June 7, 2016, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$23,019,082 thousand and NT$22,418,339 thousand for the years ended December 31, 2017 and 2016, respectively; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$23,019,082 thousand and NT$368,919 thousand in cash for 2017, respectively, and profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively, had been approved by the Board of Directors of TSMC held on February 13, 2018 and February 14, 2017, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2017 and 2016, respectively.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for 2015, respectively, had been approved by the Board of Directors on February 2, 2016. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to TSMC’s shareholders in its meeting held on June 7, 2016, after the amended TSMC’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the year ended December 31, 2015.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

32.	CAPITAL MANAGEMENT

The Company requires significant amounts of capital to build and expand its production facilities and acquire additional equipment. In consideration of the industry dynamics, the Company manages its capital in a manner to ensure that it has sufficient and necessary financial resources to fund its working capital needs, capital asset purchases, research and development activities, dividend payments, debt service requirements and other business requirements associated with its existing operations over the next 12 months.

33.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	December 31, 2017	December 31, 2016

Financial assets
FVTPL (Note 1)	$569,751	$6,451,112
Available-for-sale financial assets (Note 2)	98,248,410	71,891,234
Held-to-maturity financial assets	20,821,714	38,917,677
Hedging derivative financial assets	34,394	5,550
Loans and receivables (Note 3)	684,416,654	673,592,938

	$804,090,923	$790,858,511

Financial liabilities
FVTPL (Note 1)	$26,709	$191,135
Hedging derivative financial liabilities	15,562	—
Amortized cost (Note 4)	340,501,266	387,046,137

	$340,543,537	$387,237,272

Note 1:	Including held for trading and designated as at FVTPL.
Note 2:	Including financial assets carried at cost.

Note 3:	Including cash and cash equivalents, notes and accounts receivable (including related parties), other receivables and refundable deposits.
Note 4:	Including short-term loans, accounts payable (including related parties), payables to contractors and equipment suppliers, accrued expenses and other current liabilities, bonds payable, long-term bank loans, and guarantee deposits.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, such as forward exchange contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge its currency exposure.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items and the derivatives financial instruments at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the years ended December 31, 2017 and 2016 would have decreased by NT$867,910 thousand and NT$111,347 thousand, respectively, and the other comprehensive income for the year ended December 31, 2017 would have decreased by NT$265,875 thousand.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of the long-term bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical 100 basis point (1.00%) increase in interest rates would have resulted in an increase in the interest expense, net of tax, by approximately NT$261 thousand for the year ended December 31, 2016. As of December 31, 2017, the Company had no outstanding long-term bank loans.

The Company classified its investments in fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. The Company utilized interest rate futures to partially hedge the interest rate risk on its available-for-sale fixed income investments. These hedges may offset only a small portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed at the end of the reporting period, a hypothetical 100 basis points (1.00%) increase in interest rates across all maturities would have resulted in a decrease in other comprehensive income by NT$2,119,713 thousand and NT$1,600,929 thousand for the years ended December 31, 2017 and 2016, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in prices of the equity investments at the end of the reporting period for the years ended December 31, 2017 and 2016, the other comprehensive income would have decreased by NT$351,520 thousand and NT$342,565 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of December 31, 2017 and 2016, the Company’s ten largest customers accounted for 70% and 74% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the concentration limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by limiting the exposure to any individual counterparty and by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, short-term available-for-sale financial assets and short-term held-to-maturity financial assets.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2017

Non-derivative financial liabilities

Short-term loans	$63,801,977	$—	$—	$—	$63,801,977
Accounts payable (including related parties)	30,069,163	—	—	—	30,069,163
Payables to contractors and equipment suppliers	55,723,774	—	—	—	55,723,774
Accrued expenses and other current liabilities	24,659,738	—	—	—	24,659,738
Bonds payable	60,176,818	68,378,787	7,777,715	18,203,601	154,536,921
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	8,493,829	7,503,151	83,639	—	16,080,619

	242,925,299	75,881,938	7,861,354	18,203,601	344,872,192

Derivative financial instruments

Forward exchange contracts
Outflows	67,393,539	—	—	—	67,393,539
Inflows	(67,957,919)	—	—	—	(67,957,919)

	(564,380)	—	—	—	(564,380)

	$242,360,919	$75,881,938	$7,861,354	$18,203,601	$344,307,812

December 31, 2016

Non-derivative financial liabilities
Short-term loans	$57,974,562	$—	$—	$—	$57,974,562
Accounts payable (including related parties)	27,324,525	—	—	—	27,324,525
Payables to contractors and equipment suppliers	63,154,514	—	—	—	63,154,514
Accrued expenses and other current liabilities	20,713,259	—	—	—	20,713,259
Bonds payable	40,669,468	99,161,486	35,340,742	22,979,426	198,151,122
Long-term bank loans	10,543	20,116	2,423	—	33,082
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	12,000,189	13,060,483	1,609,950	—	26,670,622

	221,847,060	112,242,085	36,953,115	22,979,426	394,021,686

Derivative financial instruments

Forward exchange contracts
Outflows	40,571,841	—	—	—	40,571,841
Inflows	(40,586,344)	—	—	—	(40,586,344)

	(14,503)	—	—	—	(14,503)

Cross currency swap contracts
Outflows	5,478,066	—	—	—	5,478,066
Inflows	(5,487,600)	—	—	—	(5,487,600)

	(9,534)	—	—	—	(9,534)

	$221,823,023	$112,242,085	$36,953,115	$22,979,426	$393,997,649

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$569,751	$—	$569,751

Available-for-sale financial assets

Corporate bonds	$—	$40,165,148	$—	$40,165,148
Agency bonds/Agency mortgage-backed securities	—	29,235,388	—	29,235,388
Asset-backed securities	—	13,459,545	—	13,459,545
Government bonds	7,715,980	101,743	—	7,817,723
Publicly traded stocks	2,548,054	—	—	2,548,054
Commercial paper	—	148,295	—	148,295

	$10,264,034	$83,110,119	$—	$93,374,153

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$27,016	$—	$—	$27,016
Cash flow hedges
Forward exchange contracts	—	7,378	—	7,378

	$27,016	$7,378	$—	$34,394

Financial liabilities at FVTPL
Held for trading
Forward exchange contracts	$—	$26,709	$—	$26,709

Hedging derivative financial liabilities

Cash flow hedges
Forward exchange contracts	$—	$15,562	$—	$15,562

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$142,406	$—	$142,406
Cross currency swap contracts	—	10,976	—	10,976
Designated as at FVTPL
Time deposit	—	6,297,708	—	6,297,708
Forward exchange contracts	—	22	—	22

	$—	$6,451,112	$—	$6,451,112

Available-for-sale financial assets

Corporate bonds	$—	$29,999,508	$—	$29,999,508
Agency bonds/Agency mortgage-backed securities	—	14,880,482	—	14,880,482
Asset-backed securities	—	11,254,757	—	11,254,757
Government bonds	8,346,989	110,373	—	8,457,362
Publicly traded stocks	3,196,658	—	—	3,196,658

	$11,543,647	$56,245,120	$—	$67,788,767

Hedging derivative financial assets

Fair value hedges
Interest rate futures contracts	$5,550	$—	$—	$5,550

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$91,585	$—	$91,585
Designated as at FVTPL
Forward exchange contracts	—	99,550	—	99,550

	$—	$191,135	$—	$191,135

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds, agency bonds, agency mortgage-backed securities and some government bonds as level 2. To have consistent comparative basis, the Company had revised prior year classification from level 1 to level 2.

There were no purchases and disposals for assets classified as Level 3 for the years ended December 31, 2017 and 2016, respectively.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities, and government bonds are determined by quoted market prices.

•	Forward exchange contracts and cross currency swap contracts are measured using forward exchange rates and the discounted curves that are derived from quoted market prices. For investments in commercial paper and time deposit designated as FVTPL, the fair values are determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

	December 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds	$19,338,764	$19,541,419	$23,849,701	$23,996,429
Structured product	1,482,950	1,475,350	1,609,950	1,609,738
Commercial paper	—	—	8,628,176	8,630,769
Negotiable certificate of deposit	—	—	4,829,850	4,847,785

Financial liabilities

Measured at amortized cost
Bonds payable	150,201,122	152,077,728	191,193,557	192,845,296

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$—	$19,541,419	$—	$19,541,419
Structured product	—	1,475,350	—	1,475,350

	$—	$21,016,769	$—	$21,016,769

Financial liabilities

Measured at amortized cost
Bonds payable	$—	$152,077,728	$—	$152,077,728

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds	$—	$23,996,429	$—	$23,996,429
Commercial paper	—	8,630,769	—	8,630,769
Negotiable certificate of deposit	—	4,847,785	—	4,847,785
Structured product	—	1,609,738	—	1,609,738

	$—	$39,084,721	$—	$39,084,721

Financial liabilities

Measured at amortized cost
Bonds payable	$—	$192,845,296	$—	$192,845,296

In the fourth quarter of 2017, the Company reassessed the bid-ask spread and the transaction volume of the fixed income securities in determining whether there were quoted prices in active markets. Accordingly, the Company classified the fair value hierarchy levels of corporate bonds and bonds payable as level 2. To have consistent comparative basis, the Company had revised prior year classification from level 1 to level 2.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds, negotiable certificate of deposit, and structured products are determined by quoted market prices.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

The fair value of the Company’s bonds payable is determined by quoted market prices.

34.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories
GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
Mutual-Pak	Associates
TSMC Education and Culture Foundation	Other related parties
TSMC Charity Foundation	Other related parties

b.	Net revenue

		Years Ended December 31
		2017	2016

Item	Related Party Categories

Net revenue from sale of goods	Associates	$8,495,937	$5,929,141
	Other related parties	133	—

		$8,496,070	$5,929,141

Net revenue from royalties	Associates	$482,537	$516,749

c.	Purchases

	Years Ended December 31
	2017	2016

Related Party Categories

Associates	$9,904,637	$10,108,210

d.	Receivables from related parties

		December 31, 2017	December 31, 2016

Item	Related Party Name/Categories

Receivables from related parties	GUC	$1,022,892	$969,136
	Xintec	161,232	423

		$1,184,124	$969,559

Other receivables from related parties	SSMC	$83,099	$60,641
	VIS	78,141	86,038
	Other Associates	9,818	109

		$171,058	$146,788

e.	Payables to related parties

		December 31, 2017	December 31, 2016

Item	Related Party Name/Categories

Payables to related parties	Xintec	$817,930	$124,541
	VIS	409,950	587,407
	SSMC	406,959	506,121
	Other Associates	21,517	44,105

		$1,656,356	$1,262,174

f.	Others

		Years Ended December 31
		2017	2016

Item	Related Party Categories

Manufacturing expenses	Associates	$2,196,141	$1,389,164

Research and development expenses	Associates	$69,841	$161,735

General and administrative expenses	Other related parties	$101,500	$60,000

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates), and then recognized such gain/loss over the depreciable lives of the disposed assets.

g.	Compensation of key management personnel

The compensation to directors and other key management personnel for the years ended December 31, 2017 and 2016 were as follows:

	Years Ended December 31
	2017	2016

Short-term employee benefits	$2,170,280	$2,023,971
Post-employment benefits	3,727	3,992

	$2,174,007	$2,027,963

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

35.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of December 31, 2017 and 2016, the aforementioned other financial assets amounted to NT$165,618 thousand and NT$185,698 thousand, respectively.

36.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land, machinery and equipment and office premises.

The Company expensed the lease payments as follows:

	Years Ended December 31
	2017	2016

Minimum lease payments	$2,178,054	$1,135,735

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	December 31, 2017	December 31, 2016

Not later than 1 year	$3,116,209	$1,321,546
Later than 1 year and not later than 5 years	5,174,729	3,677,432
Later than 5 years	8,905,848	6,623,957

	$17,196,786	$11,622,935

37.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of December 31, 2017, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of December 31, 2017.

c.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of September 30, 2017, the amount has been fully paid.

d.	In May 2017, Mr. Uri Cohen filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America and other companies infringe four U.S. patents. In response, TSMC and TSMC North America filed a declaratory judgment complaint against Cohen in the U.S. District Court for the Northern District of California seeking a judgment declaring that there is no infringement of the same four patents. TSMC also filed a motion to transfer Cohen’s lawsuit in the U.S. District Court for the Eastern District of Texas to the U.S. District Court for the Northern District of California. Cohen agreed to the transfer, and as of December 2017, the cases are consolidated and pending in the U.S. District Court for the Northern District of California. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.	On September 28, 2017, TSMC was contacted by the European Commission (“Commission”) for information and documents concerning alleged anti-competitive practices of TSMC in relation to semiconductor sales. This proceeding is still in its preliminary stage, and it is premature to predict how the case will proceed, the outcome of the proceeding or its impact. TSMC will continue to cooperate fully with the Commission.

f.	TSMC entered into long-term purchase agreements of silicon wafer with multiple suppliers. The relative minimum purchase quantity and price are specified in the agreements.

g.	Amounts available under unused letters of credit as of December 31, 2017 and 2016 were NT$94,909 thousand and NT$122,356 thousand, respectively.

38.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. The Company recognized earthquake losses of NT$2,492,138 thousand, net of insurance claim, for the year ended December 31, 2016. Such losses were primarily included in cost of revenue. The related insurance claim was finalized in the first quarter of 2017, and the accumulated earthquake losses were NT$2,386,824 thousand, net of insurance claim. The Company recognized a reduction of such losses of NT$105,314 thousand for the three months ended March 31, 2017.

39.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2017

Financial assets

Monetary items
USD	$5,668,611	29.659		$168,125,342
USD	580,555	6.512	(Note 2)	17,218,674
EUR	236,474	35.45		8,383,015
JPY	34,335,661	0.2629		9,026,845
Non-monetary items
HKD	285,336	3.80		1,084,276

Financial liabilities

Monetary items
USD	4,048,384	29.659		120,071,030
EUR	415,819	35.45		14,740,766
JPY	43,205,838	0.2629		11,358,815

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)	Carrying Amount (In Thousands)

December 31, 2016

Financial assets

Monetary items
USD	$5,042,715	32.199	$162,370,381
EUR	19,556	34.30	670,767
JPY	37,024,347	0.2775	10,274,256
Non-monetary items
HKD	257,056	4.15	1,066,780

Financial liabilities

Monetary items
USD	4,000,930	32.199	128,825,952
EUR	183,922	34.30	6,308,513
JPY	61,062,114	0.2775	16,944,737

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.
Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the years ended December 31, 2017 and 2016, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

40.	OPERATING SEGMENTS INFORMATION

a.	Operating segments, segment revenue and operating results

From 2016, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

b.	Geographic information

	Net Revenue from External Customers		Non-current Assets
	Years Ended December 31		December 31,	December 31,
	2017	2016	2017	2016

Taiwan	$90,129,390	$127,062,984	$1,027,963,202	$991,567,870
United States	620,948,718	610,371,107	7,515,835	8,245,054
Asia	194,477,093	146,907,470	44,213,422	14,071,364
Europe, the Middle East and Africa	68,538,366	58,042,311	8,123	8,677
Others	3,353,674	5,554,472	—	—

	$977,447,241	$947,938,344	$1,079,700,582	$1,013,892,965

The Company categorized the net revenue mainly based on the country in which the customer is headquartered. Non-current assets include property, plant and equipment, intangible assets and other noncurrent assets.

c.	Production information

	Years Ended December 31
Production	2017	2016

Wafer	$874,572,620	$861,170,855
Others	102,874,621	86,767,489

	$977,447,241	$947,938,344

Starting in 2017, revenue from packaging and testing services is reclassified from wafer revenue to other revenue. To have consistent comparative basis, the Company had revised prior year classification.

d.	Major customers representing at least 10% of net revenue

	Years Ended December 31
	2017		2016
	Amount	%	Amount	%

Customer A	$214,228,766	22	$157,185,418	17
Customer B	64,096,227	7	107,463,238	11

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): Please see Table 9 attached;

l.	Information on investment in mainland China

1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)		Ending Balance (Foreign Currencies in Thousands) (Note 3)		Amount Actually Drawn (Foreign Currencies in Thousands)		Interest Rate	Nature for Financing (Note 4)	Transaction Amounts	Reason for Financing (Note 4)	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB	20,950,700 4,600,000)	$ (RMB	20,950,700 4,600,000)	$ (RMB	20,039,800 4,400,000)	1.3%-1.5%	The need for short-term / long-term financing	$—	Operating capital	$—	—	$—	$51,161,815	$51,161,815

2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	44,488,500 1,500,000)	(US$	44,488,500 1,500,000)		—	1.08%-1.45%	The need for short-term financing	—	Operating capital	—	—	—	309,211,877	309,211,877

Note 1:	The total amount available for lending purpose shall not exceed the net worth of TSMC China. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to any such subsidiary of TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC, which are not located in Taiwan, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending to such borrowers and the total amount lendable to each of such borrowers still shall not exceed the net worth of TSMC China.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Global. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While TSMC, or foreign subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not be subject to this restriction, their total borrowing amount still shall not exceed the net worth of TSMC Global. Notwithstanding the foregoing, the aggregate amount for lending to Taiwan companies other than TSMC shall not exceed forty percent (40%) of the net worth of TSMC Global.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

Note 4:	The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$380,514,383	$ (US$	34,107,850 1,150,000)	$ (US$	34,107,850 1,150,000)	$ (US$	34,107,850 1,150,000)	$—	2.24%	$380,514,383	Yes	No	No

		TSMC North America	Subsidiary	380,514,383	(US$	2,468,023 83,213)	(US$	2,468,023 83,213)	(US$	2,468,023 83,213)	—	0.16%	380,514,383	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Common stock
	Motech	—	Available-for-sale financial assets	58,320		$1,309,279	12		$1,309,279
	Semiconductor Manufacturing International Corporation	—	“	21,105		1,084,276	—		1,084,276
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	“	10,500		105,000	7		105,000
	Global Investment Holding Inc.	—	“	11,124		99,041	6		99,041
	W.K. Technology Fund IV	—	“	1,152		4,041	2		4,041

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		6,975	12		6,975
	Crimson Asia Capital	—	“	—		6,410	1		6,410

TSMC Partners	Common stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	“	6,333		—	12		—

	Fund
	China Walden Venture Investments II, L.P.	—	Financial assets carried at cost	—	US$	8,607	9	US$	8,607
	Shanghai Walden Venture Capital Enterprise	—	“	—	US$	4,270	6	US$	4,270

TSMC Global	Corporate bond
	Morgan Stanley	—	Available-for-sale financial assets	—	US$	43,115	N/A	US$	43,115
	Bank of America Corp	—	“	—	US$	42,703	N/A	US$	42,703
	JPMorgan Chase & Co	—	“	—	US$	40,101	N/A	US$	40,101
	Goldman Sachs Group Inc/The	—	“	—	US$	38,465	N/A	US$	38,465
	Citigroup Inc	—	“	—	US$	29,911	N/A	US$	29,911
	AT&T Inc	—	“	—	US$	26,867	N/A	US$	26,867
	Ford Motor Credit Co LLC	—	“	—	US$	18,533	N/A	US$	18,533
	Verizon Communications Inc	—	“	—	US$	18,298	N/A	US$	18,298
	BAT Capital Corp	—	“	—	US$	17,024	N/A	US$	17,024
	Apple Inc	—	“	—	US$	16,463	N/A	US$	16,463
	PNC Bank NA	—	“	—	US$	14,412	N/A	US$	14,412
	Credit Suisse AG/New York NY	—	“	—	US$	13,623	N/A	US$	13,623
	Anheuser-Busch InBev Finance Inc	—	“	—	US$	13,406	N/A	US$	13,406
	Tyson Foods Inc	—	“	—	US$	12,214	N/A	US$	12,214
	Southern Co/The	—	“	—	US$	12,015	N/A	US$	12,015
	AbbVie Inc	—	“	—	US$	11,097	N/A	US$	11,097
	Asian Development Bank	—	“	—	US$	11,073	N/A	US$	11,073
	Mitsubishi UFJ Financial Group Inc	—	“	—	US$	10,791	N/A	US$	10,791
	Capital One NA/Mclean VA	—	“	—	US$	10,465	N/A	US$	10,465
	Westpac Banking Corp	—	“	—	US$	10,464	N/A	US$	10,464
	Cardinal Health Inc	—	“	—	US$	10,383	N/A	US$	10,383

	BP Capital Markets PLC	—		—	US$	10,264	N/A	US$	10,264
	CVS Health Corp	—	“	—	US$	10,018	N/A	US$	10,018
	Wells Fargo & Co	—	“	—	US$	9,868	N/A	US$	9,868
	Svenska Handelsbanken AB	—	“	—	US$	9,862	N/A	US$	9,862
	Aviation Capital Group Corp	—	“	—	US$	9,620	N/A	US$	9,620
	American International Group Inc	—	“	—	US$	9,410	N/A	US$	9,410
	Sumitomo Mitsui Financial Group Inc	—	“	—	US$	9,396	N/A	US$	9,396
	Microsoft Corp	—	“	—	US$	9,301	N/A	US$	9,301

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	HSBC Holdings PLC	—	Available-for-sale financial assets	—	US$	9,099	N/A	US$	9,099
	ERAC USA Finance LLC	—	“	—	US$	8,759	N/A	US$	8,759
	Dominion Energy Inc	—	“	—	US$	8,626	N/A	US$	8,626
	Hewlett Packard Enterprise Co	—	“	—	US$	8,604	N/A	US$	8,604
	Ventas Realty LP/Ventas Capital Corp	—	“	—	US$	8,506	N/A	US$	8,506
	Duke Energy Corp	—	“	—	US$	8,337	N/A	US$	8,337
	Daimler Finance North America LLC	—	“	—	US$	8,041	N/A	US$	8,041
	International Bank for Reconstruction & Development	—	“	—	US$	7,992	N/A	US$	7,992
	Huntington National Bank/The	—	“	—	US$	7,873	N/A	US$	7,873
	Oracle Corp	—	“	—	US$	7,794	N/A	US$	7,794
	UBS Group Funding Switzerland AG	—	“	—	US$	7,505	N/A	US$	7,505
	ANZ New Zealand Int’l Ltd/London	—	“	—	US$	7,353	N/A	US$	7,353
	Toronto-Dominion Bank/The	—	“	—	US$	7,327	N/A	US$	7,327
	Deutsche Telekom International Finance BV	—	“	—	US$	7,252	N/A	US$	7,252
	ABN AMRO Bank NV	—	“	—	US$	7,100	N/A	US$	7,100
	Siemens Financieringsmaatschappij NV	—	“	—	US$	7,073	N/A	US$	7,073
	Banque Federative du Credit Mutuel SA	—	“	—	US$	7,072	N/A	US$	7,072
	Reckitt Benckiser Treasury Services PLC	—	“	—	US$	7,010	N/A	US$	7,010
	Barclays PLC	—	“	—	US$	6,994	N/A	US$	6,994
	Hyundai Capital America	—	“	—	US$	6,971	N/A	US$	6,971
	Air Lease Corp	—	“	—	US$	6,971	N/A	US$	6,971
	Marriott International Inc/MD	—	“	—	US$	6,900	N/A	US$	6,900
	21st Century Fox America Inc	—	“	—	US$	6,882	N/A	US$	6,882
	QUALCOMM Inc	—	“	—	US$	6,866	N/A	US$	6,866
	Citizens Bank NA/Providence RI	—	“	—	US$	6,726	N/A	US$	6,726
	Fifth Third Bancorp	—	“	—	US$	6,543	N/A	US$	6,543
	Skandinaviska Enskilda Banken AB	—	“	—	US$	6,531	N/A	US$	6,531
	Mizuho Financial Group Inc	—	“	—	US$	6,484	N/A	US$	6,484
	Reliance Standard Life Global Funding II	—	“	—	US$	6,483	N/A	US$	6,483
	Banco Santander SA	—	“	—	US$	6,347	N/A	US$	6,347
	Dow Chemical Co/The	—	“	—	US$	6,336	N/A	US$	6,336
	Bank of New York Mellon Corp/The	—	“	—	US$	6,306	N/A	US$	6,306
	Welltower Inc	—	“	—	US$	6,301	N/A	US$	6,301
	Santander UK Group Holdings PLC	—	“	—	US$	6,219	N/A	US$	6,219
	Celgene Corp	—	“	—	US$	6,181	N/A	US$	6,181
	Northrop Grumman Corp	—	“	—	US$	6,180	N/A	US$	6,180
	SMBC Aviation Capital Finance DAC	—	“	—	US$	5,938	N/A	US$	5,938
	Manufacturers & Traders Trust Co	—	“	—	US$	5,925	N/A	US$	5,925
	KeyCorp	—	“	—	US$	5,901	N/A	US$	5,901
	UBS AG/London	—	“	—	US$	5,858	N/A	US$	5,858
	NextEra Energy Capital Holdings Inc	—	“	—	US$	5,847	N/A	US$	5,847
	Schlumberger Holdings Corp	—	“	—	US$	5,769	N/A	US$	5,769
	Danone SA	—	“	—	US$	5,768	N/A	US$	5,768
	Aspen Insurance Holdings Ltd	—	“	—	US$	5,723	N/A	US$	5,723
	Santander UK PLC	—	“	—	US$	5,675	N/A	US$	5,675
	Toyota Motor Credit Corp	—	“	—	US$	5,643	N/A	US$	5,643
	Penske Truck Leasing Co Lp/PTL Finance Corp	—	“	—	US$	5,605	N/A	US$	5,605

	Nordea Bank AB	—		—	US$	5,571	N/A	US$	5,571
	ITC Holdings Corp	—	“	—	US$	5,536	N/A	US$	5,536
	McCormick & Co Inc/MD	—	“	—	US$	5,297	N/A	US$	5,297
	Montpelier Re Holdings Ltd	—	“	—	US$	5,259	N/A	US$	5,259
	Amgen Inc	—	“	—	US$	5,243	N/A	US$	5,243
	Jackson National Life Global Funding	—	“	—	US$	5,145	N/A	US$	5,145
	Branch Banking & Trust Co	—	“	—	US$	5,089	N/A	US$	5,089
	Cigna Corp	—	“	—	US$	5,065	N/A	US$	5,065
	Rockwell Collins Inc	—	“	—	US$	5,043	N/A	US$	5,043
	KeyBank NA/Cleveland OH	—	“	—	US$	5,032	N/A	US$	5,032
	UBS AG/Stamford CT	—	“	—	US$	5,005	N/A	US$	5,005
	International Finance Corp	—	“	—	US$	5,000	N/A	US$	5,000

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Analog Devices Inc	—	Available-for-sale financial assets	—	US$	4,948	N/A	US$	4,948
	US Bancorp	—	“	—	US$	4,935	N/A	US$	4,935
	Cox Communications Inc	—	“	—	US$	4,917	N/A	US$	4,917
	Macquarie Group Ltd	—	“	—	US$	4,908	N/A	US$	4,908
	Five Corners Funding Trust	—	“	—	US$	4,819	N/A	US$	4,819
	American Express Credit Corp	—	“	—	US$	4,782	N/A	US$	4,782
	Air Liquide Finance SA	—	“	—	US$	4,740	N/A	US$	4,740
	Shell International Finance BV	—	“	—	US$	4,735	N/A	US$	4,735
	Citibank NA	—	“	—	US$	4,724	N/A	US$	4,724
	European Investment Bank	—	“	—	US$	4,689	N/A	US$	4,689
	Ontario Teachers’ Cadillac Fairview Properties Trust	—	“	—	US$	4,659	N/A	US$	4,659
	SunTrust Banks Inc	—	“	—	US$	4,642	N/A	US$	4,642
	Lam Research Corp	—	“	—	US$	4,587	N/A	US$	4,587
	AEP Texas Inc	—	“	—	US$	4,583	N/A	US$	4,583
	Ryder System Inc	—	“	—	US$	4,472	N/A	US$	4,472
	New York Life Global Funding	—	“	—	US$	4,446	N/A	US$	4,446
	Royal Bank of Canada	—	“	—	US$	4,391	N/A	US$	4,391
	US Bank NA/Cincinnati OH	—	“	—	US$	4,367	N/A	US$	4,367
	Lloyds Bank PLC	—	“	—	US$	4,208	N/A	US$	4,208
	Enterprise Products Operating LLC	—	“	—	US$	4,119	N/A	US$	4,119
	Exelon Generation Co LLC	—	“	—	US$	4,098	N/A	US$	4,098
	Intel Corp	—	“	—	US$	3,990	N/A	US$	3,990
	Mondelez International Holdings Netherlands BV	—	“	—	US$	3,982	N/A	US$	3,982
	Intercontinental Exchange Inc	—	“	—	US$	3,961	N/A	US$	3,961
	BB&T Corp	—	“	—	US$	3,939	N/A	US$	3,939
	Edison International	—	“	—	US$	3,911	N/A	US$	3,911
	Wells Fargo Bank NA	—	“	—	US$	3,888	N/A	US$	3,888
	Express Scripts Holding Co	—	“	—	US$	3,864	N/A	US$	3,864
	Bank of Nova Scotia	—	“	—	US$	3,825	N/A	US$	3,825
	Suncorp-Metway Ltd	—	“	—	US$	3,787	N/A	US$	3,787
	Husky Energy Inc	—	“	—	US$	3,738	N/A	US$	3,738
	Alimentation Couche-Tard Inc	—	“	—	US$	3,736	N/A	US$	3,736
	Credit Agricole SA/London	—	“	—	US$	3,663	N/A	US$	3,663
	Canadian Imperial Bank of Commerce	—	“	—	US$	3,609	N/A	US$	3,609
	Pacific Gas & Electric Co	—	“	—	US$	3,587	N/A	US$	3,587
	Protective Life Global Funding	—	“	—	US$	3,574	N/A	US$	3,574

	Nuveen Finance LLC	—		—	US$	3,568	N/A	US$	3,568
	SES GLOBAL Americas Holdings GP	—	“	—	US$	3,521	N/A	US$	3,521
	LyondellBasell Industries NV	—	“	—	US$	3,515	N/A	US$	3,515
	Sprint Spectrum Co LLC/Sprint Spectrum Co II LLC/Sprint Spectrum Co III LLC	—	“	—	US$	3,481	N/A	US$	3,481
	Kroger Co/The	—	“	—	US$	3,360	N/A	US$	3,360
	State Street Corp	—	“	—	US$	3,355	N/A	US$	3,355
	Digital Realty Trust LP	—	“	—	US$	3,225	N/A	US$	3,225
	DXC Technology Co	—	“	—	US$	3,122	N/A	US$	3,122
	BNP Paribas SA	—	“	—	US$	3,115	N/A	US$	3,115
	Anheuser-Busch InBev Worldwide Inc	—	“	—	US$	3,020	N/A	US$	3,020
	Macquarie Bank Ltd	—	“	—	US$	3,012	N/A	US$	3,012
	Time Warner Inc	—	“	—	US$	2,995	N/A	US$	2,995
	Enel Finance International NV	—	“	—	US$	2,990	N/A	US$	2,990
	Anthem Inc	—	“	—	US$	2,924	N/A	US$	2,924
	Aetna Inc	—	“	—	US$	2,882	N/A	US$	2,882
	Delta Air Lines 2007-1 Class A Pass Through Trust	—	“	—	US$	2,865	N/A	US$	2,865
	Lloyds Banking Group PLC	—	“	—	US$	2,777	N/A	US$	2,777
	BMW US Capital LLC	—	“	—	US$	2,719	N/A	US$	2,719
	AutoZone Inc	—	“	—	US$	2,693	N/A	US$	2,693
	Fifth Third Bank/Cincinnati OH	—	“	—	US$	2,689	N/A	US$	2,689
	PartnerRe Finance B LLC	—	“	—	US$	2,657	N/A	US$	2,657
	NiSource Finance Corp	—	“	—	US$	2,589	N/A	US$	2,589

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Realty Income Corp	—	Available-for-sale financial assets	—	US$	2,556	N/A	US$	2,556
	Metropolitan Life Global Funding I	—	“	—	US$	2,519	N/A	US$	2,519
	Capital One Financial Corp	—	“	—	US$	2,501	N/A	US$	2,501
	Credit Suisse Group Funding Guernsey Ltd	—	“	—	US$	2,490	N/A	US$	2,490
	Wm Wrigley Jr Co	—	“	—	US$	2,489	N/A	US$	2,489
	UnitedHealth Group Inc	—	“	—	US$	2,485	N/A	US$	2,485
	Eastman Chemical Co	—	“	—	US$	2,439	N/A	US$	2,439
	Xylem Inc/NY	—	“	—	US$	2,426	N/A	US$	2,426
	EI du Pont de Nemours & Co	—	“	—	US$	2,337	N/A	US$	2,337
	NBCUniversal Media LLC	—	“	—	US$	2,331	N/A	US$	2,331
	National Australia Bank Ltd/New York	—	“	—	US$	2,317	N/A	US$	2,317
	Bank of Tokyo-Mitsubishi UFJ Ltd/The	—	“	—	US$	2,301	N/A	US$	2,301
	Simon Property Group LP	—	“	—	US$	2,300	N/A	US$	2,300
	Voya Financial Inc	—	“	—	US$	2,289	N/A	US$	2,289
	Kimco Realty Corp	—	“	—	US$	2,280	N/A	US$	2,280
	ING Groep NV	—	“	—	US$	2,241	N/A	US$	2,241
	Inter American Development Bank	—	“	—	US$	2,227	N/A	US$	2,227
	Cintas Corp No 2	—	“	—	US$	2,218	N/A	US$	2,218
	Pricoa Global Funding I	—	“	—	US$	2,206	N/A	US$	2,206
	ProAssurance Corp	—	“	—	US$	2,150	N/A	US$	2,150
	WR Berkley Corp	—	“	—	US$	2,136	N/A	US$	2,136
	Bank of Montreal	—	“	—	US$	2,130	N/A	US$	2,130
	HCP Inc	—	“	—	US$	2,113	N/A	US$	2,113
	Sysco Corp	—	“	—	US$	2,005	N/A	US$	2,005
	British Telecommunications PLC	—	“	—	US$	2,002	N/A	US$	2,002
	Johnson Controls International plc	—	“	—	US$	2,001	N/A	US$	2,001
	Danske Bank A/S	—	“	—	US$	1,962	N/A	US$	1,962
	American Airlines 2013-2 Class A Pass Through Trust	—	“	—	US$	1,960	N/A	US$	1,960
	Duke Realty LP	—	“	—	US$	1,954	N/A	US$	1,954
	Stryker Corp	—	“	—	US$	1,947	N/A	US$	1,947
	BPCE SA	—	“	—	US$	1,924	N/A	US$	1,924

	Magellan Midstream Partners LP	—		—	US$	1,920	N/A	US$	1,920
	Societe Generale SA	—	“	—	US$	1,913	N/A	US$	1,913
	Bear Stearns Cos LLC/The	—	“	—	US$	1,908	N/A	US$	1,908
	SunTrust Bank/Atlanta GA	—	“	—	US$	1,836	N/A	US$	1,836
	WestRock RKT Co	—	“	—	US$	1,832	N/A	US$	1,832
	Orange SA	—	“	—	US$	1,831	N/A	US$	1,831
	Philip Morris International Inc	—	“	—	US$	1,809	N/A	US$	1,809
	Australia & New Zealand Banking Group Ltd/New York NY	—	“	—	US$	1,794	N/A	US$	1,794
	Brambles USA Inc	—	“	—	US$	1,791	N/A	US$	1,791
	State Grid Overseas Investment Ltd	—	“	—	US$	1,775	N/A	US$	1,775
	Visa Inc	—	“	—	US$	1,773	N/A	US$	1,773
	Dominion Energy Gas Holdings LLC	—	“	—	US$	1,762	N/A	US$	1,762
	United Technologies Corp	—	“	—	US$	1,761	N/A	US$	1,761
	Regency Centers LP	—	“	—	US$	1,758	N/A	US$	1,758
	Commonwealth Bank of Australia/New York NY	—	“	—	US$	1,751	N/A	US$	1,751
	Alterra Finance LLC	—	“	—	US$	1,741	N/A	US$	1,741
	Regions Financial Corp	—	“	—	US$	1,708	N/A	US$	1,708
	Sumitomo Mitsui Trust Bank Ltd	—	“	—	US$	1,691	N/A	US$	1,691
	Sumitomo Mitsui Banking Corp	—	“	—	US$	1,629	N/A	US$	1,629
	Amazon.com Inc	—	“	—	US$	1,626	N/A	US$	1,626
	Gilead Sciences Inc	—	“	—	US$	1,608	N/A	US$	1,608
	Weyerhaeuser Co	—	“	—	US$	1,602	N/A	US$	1,602
	BAT International Finance PLC	—	“	—	US$	1,594	N/A	US$	1,594
	Principal Life Global Funding II	—	“	—	US$	1,588	N/A	US$	1,588
	Caterpillar Financial Services Corp	—	“	—	US$	1,536	N/A	US$	1,536
	Chevron Corp	—	“	—	US$	1,532	N/A	US$	1,532
	O’Reilly Automotive Inc	—	“	—	US$	1,527	N/A	US$	1,527
	PSEG Power LLC	—	“	—	US$	1,510	N/A	US$	1,510

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	McKesson Corp	—	Available-for-sale financial assets	—	US$	1,500	N/A	US$	1,500
	Harley-Davidson Financial Services Inc	—	“	—	US$	1,498	N/A	US$	1,498
	Standard Chartered PLC	—	“	—	US$	1,497	N/A	US$	1,497
	CBS Corp	—	“	—	US$	1,495	N/A	US$	1,495
	HSBC USA Inc	—	“	—	US$	1,470	N/A	US$	1,470
	Guardian Life Global Funding	—	“	—	US$	1,469	N/A	US$	1,469
	HSBC Bank PLC	—	“	—	US$	1,459	N/A	US$	1,459
	Cooperatieve Rabobank UA/NY	—	“	—	US$	1,450	N/A	US$	1,450
	Oesterreichische Kontrollbank AG	—	“	—	US$	1,444	N/A	US$	1,444
	Monongahela Power Co	—	“	—	US$	1,429	N/A	US$	1,429
	Texas Eastern Transmission LP	—	“	—	US$	1,408	N/A	US$	1,408
	Georgia-Pacific LLC	—	“	—	US$	1,401	N/A	US$	1,401
	AIG Global Funding	—	“	—	US$	1,387	N/A	US$	1,387
	Cboe Global Markets Inc	—	“	—	US$	1,366	N/A	US$	1,366
	Entergy Arkansas Inc	—	“	—	US$	1,284	N/A	US$	1,284

	GATX Corp	—		—	US$	1,277	N/A	US$	1,277
	Entergy Corp	—	“	—	US$	1,273	N/A	US$	1,273
	Western Union Co/The	—	“	—	US$	1,266	N/A	US$	1,266
	Nissan Motor Acceptance Corp	—	“	—	US$	1,261	N/A	US$	1,261
	Comcast Corp	—	“	—	US$	1,256	N/A	US$	1,256
	Consolidated Edison Inc	—	“	—	US$	1,213	N/A	US$	1,213
	Glencore Funding LLC	—	“	—	US$	1,206	N/A	US$	1,206
	Sempra Energy	—	“	—	US$	1,179	N/A	US$	1,179
	Public Service Enterprise Group Inc	—	“	—	US$	1,136	N/A	US$	1,136
	Kreditanstalt fuer Wiederaufbau	—	“	—	US$	1,134	N/A	US$	1,134
	ERP Operating LP	—	“	—	US$	1,118	N/A	US$	1,118
	Wesfarmers Ltd	—	“	—	US$	1,095	N/A	US$	1,095
	Marsh & McLennan Cos Inc	—	“	—	US$	1,085	N/A	US$	1,085
	International Paper Co	—	“	—	US$	1,075	N/A	US$	1,075
	Glencore Finance Canada Ltd	—	“	—	US$	1,067	N/A	US$	1,067
	African Development Bank	—	“	—	US$	1,064	N/A	US$	1,064
	CA Inc	—	“	—	US$	1,064	N/A	US$	1,064
	General Electric Co	—	“	—	US$	1,050	N/A	US$	1,050
	Merck & Co Inc	—	“	—	US$	1,049	N/A	US$	1,049
	EOG Resources Inc	—	“	—	US$	1,042	N/A	US$	1,042
	Commonwealth Edison Co	—	“	—	US$	1,037	N/A	US$	1,037
	Athene Global Funding	—	“	—	US$	1,032	N/A	US$	1,032
	Lincoln National Corp	—	“	—	US$	1,029	N/A	US$	1,029
	Statoil ASA	—	“	—	US$	1,016	N/A	US$	1,016
	Biogen Inc	—	“	—	US$	1,013	N/A	US$	1,013
	Berkshire Hathaway Energy Co	—	“	—	US$	1,009	N/A	US$	1,009
	Unum Group	—	“	—	US$	1,007	N/A	US$	1,007
	Tencent Holdings Ltd	—	“	—	US$	1,006	N/A	US$	1,006
	Ares Capital Corp	—	“	—	US$	1,004	N/A	US$	1,004
	Laboratory Corp of America Holdings	—	“	—	US$	1,002	N/A	US$	1,002
	Home Depot Inc/The	—	“	—	US$	1,000	N/A	US$	1,000
	John Deere Capital Corp	—	“	—	US$	999	N/A	US$	999
	JM Smucker Co/The	—	“	—	US$	998	N/A	US$	998
	Healthcare Trust of America Holdings LP	—	“	—	US$	997	N/A	US$	997
	Bunge Ltd Finance Corp	—	“	—	US$	992	N/A	US$	992
	Entergy Texas Inc	—	“	—	US$	992	N/A	US$	992
	XLIT Ltd	—	“	—	US$	988	N/A	US$	988
	Capital One Bank USA NA	—	“	—	US$	976	N/A	US$	976
	National Retail Properties Inc	—	“	—	US$	965	N/A	US$	965
	PPL Capital Funding Inc	—	“	—	US$	932	N/A	US$	932
	Duke Energy Progress LLC	—	“	—	US$	929	N/A	US$	929
	Coca-Cola Femsa SAB de CV	—	“	—	US$	917	N/A	US$	917
	Lockheed Martin Corp	—	“	—	US$	905	N/A	US$	905
	Southern Electric Generating Co	—	“	—	US$	901	N/A	US$	901

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Wal-Mart Stores Inc	—	Available-for-sale financial assets	—	US$	894	N/A	US$	894
	CNOOC Finance Ltd	—	“	—	US$	884	N/A	US$	884
	Federal Realty Investment Trust	—	“	—	US$	863	N/A	US$	863
	Baker Hughes a GE Co LLC/Baker Hughes Co-Obligor Inc	—	“	—	US$	858	N/A	US$	858

TSMC Global	Mastercard Inc	—	Available-for-sale financial assets	—	US$	849	N/A	US$	849
	Huntington Bancshares Inc/OH	—	“	—	US$	836	N/A	US$	836
	Consolidated Edison Co of New York Inc	—	“	—	US$	835	N/A	US$	835
	MetLife Inc	—	“	—	US$	819	N/A	US$	819
	Continental Airlines 2000-1 Class A-1 Pass Through Trust	—	“	—	US$	817	N/A	US$	817
	Aon PLC	—	“	—	US$	812	N/A	US$	812
	Nucor Corp	—	“	—	US$	812	N/A	US$	812
	ONEOK Partners LP	—	“	—	US$	805	N/A	US$	805
	AXIS Specialty Finance LLC	—	“	—	US$	802	N/A	US$	802
	Activision Blizzard Inc	—	“	—	US$	794	N/A	US$	794
	Incitec Pivot Finance LLC	—	“	—	US$	794	N/A	US$	794
	Manulife Financial Corp	—	“	—	US$	793	N/A	US$	793
	Spectra Energy Partners LP	—	“	—	US$	785	N/A	US$	785
	Sinopec Capital Ltd	—	“	—	US$	779	N/A	US$	779
	Baidu Inc	—	“	—	US$	753	N/A	US$	753
	Crown Castle Towers LLC	—	“	—	US$	737	N/A	US$	737
	Duke Energy Progress LLC	—	“	—	US$	720	N/A	US$	720
	APT Pipelines Ltd	—	“	—	US$	719	N/A	US$	719
	Baker Hughes a GE Co LLC	—	“	—	US$	715	N/A	US$	715
	DTE Energy Co	—	“	—	US$	714	N/A	US$	714
	American Honda Finance Corp	—	“	—	US$	706	N/A	US$	706
	Total Capital International SA	—	“	—	US$	700	N/A	US$	700
	Norfolk Southern Railway Co	—	“	—	US$	700	N/A	US$	700
	Scentre Group Trust 1/Scentre Group Trust 2	—	“	—	US$	698	N/A	US$	698
	TTX Co	—	“	—	US$	698	N/A	US$	698
	Vornado Realty LP	—	“	—	US$	697	N/A	US$	697
	Three Gorges Finance I Cayman Islands Ltd	—	“	—	US$	687	N/A	US$	687
	Rochester Gas & Electric Corp	—	“	—	US$	681	N/A	US$	681
	ING Bank NV	—	“	—	US$	675	N/A	US$	675
	Ohio Power Co	—	“	—	US$	659	N/A	US$	659
	Continental Airlines 2007-1 Class A Pass Through Trust	—	“	—	US$	658	N/A	US$	658
	Entergy Gulf States Louisiana LLC	—	“	—	US$	649	N/A	US$	649
	Georgia Power Co	—	“	—	US$	646	N/A	US$	646
	Fortive Corp	—	“	—	US$	644	N/A	US$	644
	RBC USA Holdco Corp	—	“	—	US$	642	N/A	US$	642
	Alexandria Real Estate Equities Inc	—	“	—	US$	637	N/A	US$	637
	Liberty Property LP	—	“	—	US$	631	N/A	US$	631
	Grupo Bimbo SAB de CV	—	“	—	US$	631	N/A	US$	631
	Potash Corp of Saskatchewan Inc	—	“	—	US$	628	N/A	US$	628
	Daiwa Securities Group Inc	—	“	—	US$	613	N/A	US$	613
	Dr Pepper Snapple Group Inc	—	“	—	US$	612	N/A	US$	612
	BOC Aviation Ltd	—	“	—	US$	612	N/A	US$	612
	Life Technologies Corp	—	“	—	US$	610	N/A	US$	610
	Altria Group Inc	—	“	—	US$	604	N/A	US$	604
	Kimberly-Clark Corp	—	“	—	US$	598	N/A	US$	598
	American Express Co	—	“	—	US$	592	N/A	US$	592
	ABC Inc	—	“	—	US$	591	N/A	US$	591
	Host Hotels & Resorts LP	—	“	—	US$	588	N/A	US$	588
	Mizuho Bank Ltd	—	“	—	US$	578	N/A	US$	578
	AvalonBay Communities Inc	—	“	—	US$	576	N/A	US$	576
	AXIS Specialty Finance PLC	—	“	—	US$	573	N/A	US$	573
	Boston Properties LP	—	“	—	US$	552	N/A	US$	552
	Caisse Centrale Desjardins	—	“	—	US$	550	N/A	US$	550
	Exxon Mobil Corp	—	“	—	US$	548	N/A	US$	548

	Bunge Ltd Finance Corp	—		—	US$	542	N/A	US$	542

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Prudential Financial Inc	—	Available-for-sale financial assets	—	US$	536	N/A	US$	536
	American Electric Power Co Inc	—	“	—	US$	522	N/A	US$	522
	Southwestern Electric Power Co	—	“	—	US$	521	N/A	US$	521
	Fulton Financial Corp	—	“	—	US$	517	N/A	US$	517
	TD Ameritrade Holding Corp	—	“	—	US$	516	N/A	US$	516
	Regency Centers Corp	—	“	—	US$	512	N/A	US$	512
	Burlington Northern Santa Fe LLC	—	“	—	US$	504	N/A	US$	504
	Walgreens Boots Alliance Inc	—	“	—	US$	503	N/A	US$	503
	ORIX Corp	—	“	—	US$	501	N/A	US$	501
	BNP Paribas/BNP Paribas US Medium-Term Note Program LLC	—	“	—	US$	501	N/A	US$	501
	Swedbank AB	—	“	—	US$	501	N/A	US$	501
	Halliburton Co	—	“	—	US$	500	N/A	US$	500
	MassMutual Global Funding II	—	“	—	US$	486	N/A	US$	486
	Comerica Inc	—	“	—	US$	473	N/A	US$	473
	Eaton Corp	—	“	—	US$	470	N/A	US$	470
	Narragansett Electric Co/The	—	“	—	US$	466	N/A	US$	466
	CenterPoint Energy Inc	—	“	—	US$	463	N/A	US$	463
	Spire Inc	—	“	—	US$	458	N/A	US$	458
	Equifax Inc	—	“	—	US$	454	N/A	US$	454
	Canadian Pacific Railway Co	—	“	—	US$	437	N/A	US$	437
	Texas-New Mexico Power Co	—	“	—	US$	434	N/A	US$	434
	Nationwide Building Society	—	“	—	US$	431	N/A	US$	431
	Valero Energy Corp	—	“	—	US$	431	N/A	US$	431
	Woolworths Group Ltd	—	“	—	US$	415	N/A	US$	415
	TransCanada PipeLines Ltd	—	“	—	US$	415	N/A	US$	415
	Volkswagen Group of America Finance LLC	—	“	—	US$	399	N/A	US$	399
	Southern Power Co	—	“	—	US$	396	N/A	US$	396
	IBM Credit LLC	—	“	—	US$	394	N/A	US$	394
	StanCorp Financial Group Inc	—	“	—	US$	391	N/A	US$	391
	Aon Corp	—	“	—	US$	390	N/A	US$	390
	First Niagara Financial Group Inc	—	“	—	US$	382	N/A	US$	382
	Nationwide Financial Services Inc	—	“	—	US$	377	N/A	US$	377
	CenterPoint Energy Resources Corp	—	“	—	US$	364	N/A	US$	364
	NetApp Inc	—	“	—	US$	362	N/A	US$	362
	Deutsche Bank AG	—	“	—	US$	351	N/A	US$	351
	Phillips 66	—	“	—	US$	325	N/A	US$	325
	Cisco Systems Inc	—	“	—	US$	322	N/A	US$	322
	PacifiCorp	—	“	—	US$	314	N/A	US$	314
	eBay Inc	—	“	—	US$	303	N/A	US$	303
	Schlumberger Finance Canada Ltd	—	“	—	US$	298	N/A	US$	298
	Eli Lilly & Co	—	“	—	US$	294	N/A	US$	294
	BAE Systems Holdings Inc	—	“	—	US$	289	N/A	US$	289
	Barclays Bank PLC	—	“	—	US$	289	N/A	US$	289
	Amphenol Corp	—	“	—	US$	288	N/A	US$	288
	EMD Finance LLC	—	“	—	US$	279	N/A	US$	279
	Nomura Holdings Inc	—	“	—	US$	252	N/A	US$	252
	NBCUniversal Enterprise Inc	—	“	—	US$	249	N/A	US$	249
	CMS Energy Corp	—	“	—	US$	243	N/A	US$	243
	Kansas City Power & Light Co	—	“	—	US$	237	N/A	US$	237
	Hartford Financial Services Group Inc/The	—	“	—	US$	237	N/A	US$	237
	Protective Life Corp	—	“	—	US$	228	N/A	US$	228
	WestRock MWV LLC	—	“	—	US$	227	N/A	US$	227
	Rolls-Royce PLC	—	“	—	US$	223	N/A	US$	223

	Assurant Inc	—		—	US$	210	N/A	US$	210
	Fidelity National Information Services Inc	—	“	—	US$	206	N/A	US$	206
	Commonwealth Bank of Australia	—	“	—	US$	201	N/A	US$	201
	Pinnacle West Capital Corp	—		—	US$	199	N/A	US$	199
	Schneider Electric SE	—	“	—	US$	161	N/A	US$	161

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Packaging Corp of America	—	Available-for-sale financial assets	—	US$	160	N/A	US$	160
	Berkshire Hathaway Finance Corp	—	“	—	US$	135	N/A	US$	135
	Duke Energy Florida LLC	—	“	—	US$	120	N/A	US$	120
	Wells Fargo & Co	—	Held-to-maturity financial assets	—	US$	150,005	N/A	US$	152,279
	JPMorgan Chase & Co.	—	“	—	US$	142,042	N/A	US$	143,994
	Goldman Sachs Group, Inc.	—	“	—	US$	100,000	N/A	US$	100,943
	Westpac Banking Corp.	—	“	—	US$	100,000	N/A	US$	100,774
	Commonwealth Bank of Australia	—	“	—	US$	50,000	N/A	US$	50,363
	National Australia Bank	—	“	—	US$	50,000	N/A	US$	50,277
	Bank of Nova Scotia	—	“	—	US$	49,990	N/A	US$	50,236
	Industrial and Commercial Bank of China	—	“	—	US$	10,000	N/A	US$	10,005

	Government bond
	United States Treasury Note/Bond	—	Available-for-sale financial assets	—	US$	260,156	N/A	US$	260,156
	Abu Dhabi Government International Bond	—	“	—	US$	3,430	N/A	US$	3,430

	Agency bonds/Agency mortgage-backed securities
	Fannie Mae	—	Available-for-sale financial assets	—	US$	590,123	N/A	US$	590,123
	Freddie Mac	—	“	—	US$	233,117	N/A	US$	233,117
	Government National Mortgage Association	—	“	—	US$	111,741	N/A	US$	111,741
	Ginnie Mae	—	“	—	US$	28,254	N/A	US$	28,254
	Federal Home Loan Banks	—	“	—	US$	6,147	N/A	US$	6,147
	Freddie Mac Multifamily Structured Pass Through Certificates	—	“	—	US$	3,865	N/A	US$	3,865
	Export-Import Bank of Korea	—	“	—	US$	3,004	N/A	US$	3,004
	Export Development Canada	—	“	—	US$	2,990	N/A	US$	2,990
	Province of Quebec Canada	—	“	—	US$	2,551	N/A	US$	2,551
	NCUA Guaranteed Notes Trust 2010-R2	—	“	—	US$	1,537	N/A	US$	1,537
	CPPIB Capital Inc	—	“	—	US$	1,180	N/A	US$	1,180
	Federal Farm Credit Banks	—	“	—	US$	894	N/A	US$	894
	FHLMC-GNMA	—	“	—	US$	313	N/A	US$	313

	Asset-backed securities
	Citibank Credit Card Issuance Trust	—	Available-for-sale financial assets	—	US$	48,328	N/A	US$	48,328
	Discover Card Execution Note Trust	—	“	—	US$	45,722	N/A	US$	45,722
	Chase Issuance Trust	—	“	—	US$	39,211	N/A	US$	39,211
	American Express Credit Account Master Trust	—	“	—	US$	31,060	N/A	US$	31,060
	Capital One Multi-Asset Execution Trust	—	“	—	US$	22,544	N/A	US$	22,544
	Ford Credit Floorplan Master Owner Trust A	—	“	—	US$	20,808	N/A	US$	20,808
	Ford Credit Auto Owner Trust/Ford Credit 2014-REV1	—	“	—	US$	13,904	N/A	US$	13,904
	UBS-Barclays Commercial Mortgage Trust 2012-C2	—	“	—	US$	12,792	N/A	US$	12,792
	COMM Mortgage Trust	—	“	—	US$	12,234	N/A	US$	12,234
	Morgan Stanley Bank of America Merrill Lynch Trust	—	“	—	US$	12,002	N/A	US$	12,002
	Toyota Auto Receivables 2014-C Owner Trust	—	“	—	US$	11,431	N/A	US$	11,431
	Chesapeake Funding II LLC	—	“	—	US$	10,953	N/A	US$	10,953
	BA Credit Card Trust	—	“	—	US$	10,821	N/A	US$	10,821
	GM Financial Automobile Leasing Trust 2015-3	—	“	—	US$	10,359	N/A	US$	10,359
	Mercedes-Benz Master Owner Trust	—	“	—	US$	10,049	N/A	US$	10,049
	JPMCC Commercial Mortgage Securities Trust 2017-JP7	—	“	—	US$	9,335	N/A	US$	9,335

	Hyundai Auto Lease Securitization Trust 2017-A	—		—	US$	9,179	N/A	US$	9,179
	Honda Auto Receivables 2017-2 Owner Trust	—	“	—	US$	8,787	N/A	US$	8,787
	BANK	—	“	—	US$	8,047	N/A	US$	8,047
	CGDBB Commercial Mortgage Trust 2017-BIOC	—	“	—	US$	7,509	N/A	US$	7,509
	Nissan Auto Lease Trust	—	“	—	US$	7,114	N/A	US$	7,114
	GS Mortgage Securities Trust	—	“	—	US$	7,001	N/A	US$	7,001
	Ford Credit Auto Owner Trust	—	“	—	US$	6,859	N/A	US$	6,859
	Citigroup Commercial Mortgage Trust 2013-GC11	—	“	—	US$	6,769	N/A	US$	6,769
	JPMBB Commercial Mortgage Securities Trust 2013-C12	—	“	—	US$	6,749	N/A	US$	6,749
	Hyundai Auto Receivables Trust	—	“	—	US$	6,728	N/A	US$	6,728
	Nissan Master Owner Trust Receivables	—	“	—	US$	6,511	N/A	US$	6,511
	BMW Vehicle Lease Trust	—	“	—	US$	5,961	N/A	US$	5,961

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)
TSMC Global	Nissan Auto Receivables 2017-B Owner Trust	—	Available-for-sale financial assets	—	US$	4,863	N/A	US$	4,863
	Ford Credit Auto Lease Trust	—	“	—	US$	4,528	N/A	US$	4,528
	GM Financial Consumer Automobile 2017-1	—	“	—	US$	3,970	N/A	US$	3,970
	Cold Storage Trust 2017-ICE3	—	“	—	US$	3,811	N/A	US$	3,811
	Wheels SPV 2 LLC	—	“	—	US$	3,624	N/A	US$	3,624
	Hertz Fleet Lease Funding LP	—	“	—	US$	3,486	N/A	US$	3,486
	Wells Fargo Commercial Mortgage Trust 2015-LC20	—	“	—	US$	3,434	N/A	US$	3,434
	Volvo Financial Equipment Master Owner Trust 2017-A	—	“	—	US$	3,009	N/A	US$	3,009
	CSMC OA LLC	—	“	—	US$	2,877	N/A	US$	2,877
	BMW Floorplan Master Owner Trust	—	“	—	US$	2,442	N/A	US$	2,442
	JPMDB Commercial Mortgage Securities Trust 2017-C7	—	“	—	US$	2,006	N/A	US$	2,006
	Mercedes-Benz Auto Lease Trust 2016-A	—	“	—	US$	1,820	N/A	US$	1,820
	Morgan Stanley Capital I Trust	—	“	—	US$	1,513	N/A	US$	1,513
	CFCRE Commercial Mortgage Trust 2011-C1	—	“	—	US$	998	N/A	US$	998
	Enterprise Fleet Financing LLC	—	“	—	US$	845	N/A	US$	845
	280 Park Avenue Mortgage Trust	—	“	—	US$	831	N/A	US$	831
	Mercedes-Benz Auto Receivables Trust 2015-1	—	“	—	US$	501	N/A	US$	501
	WFRBS Commercial Mortgage Trust 2013-C14	—	“	—	US$	485	N/A	US$	485

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	49,744
	Commercial paper
	Societe Generale Instl	—	Available-for-sale financial assets	—	US$	2,000	N/A	US$	2,000
	Norinchukin Bank	—	“	—	US$	2,000	N/A	US$	2,000
	Bank of Tokyo-Mitsubishi UFJ	—	“	—	US$	1,000	N/A	US$	1,000

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	65,635	4	US$	65,635

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF III	Common stock
	LiquidLeds Lighting Corp.	—	Financial assets carried at cost	1,600	US$	800	11	US$	800
	Preferred stock
	Neoconix, Inc.	—	Financial assets carried at cost	4,147	US$	170	—	US$	170

VTAF II	Common stock
	Aquantia	—	Available-for-sale financial assets	460	US$	5,209	1	US$	5,209
	Sentelic	—	Financial assets carried at cost	903	US$	2,607	4	US$	2,607
	5V Technologies, Inc.	—	“	963	US$	2,168	2	US$	2,168
	Aether Systems, Inc.	—	“	1,085	US$	339	20	US$	339

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Sonics, Inc.	—	Financial assets carried at cost	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

Growth Fund	Common stock
	Innovium, Inc.	—	Financial assets carried at cost	221	US$	370	—	US$	370

	Preferred stock
	Innovium, Inc.	—	Financial assets carried at cost	230	US$	384	—	US$	384

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Corporate bond
	CPC Corporation, Taiwan	Held-to-maturity financial assets	—	—	—		$1,967,303	—		$—	—		$1,960,000		$1,960,000		$—	—		$—
	Hon Hai Precision Ind. Co., Ltd.	“	—	—	—		400,250	—		—	—		400,000		400,000		—	—		—

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	865		8,628,176	170		1,695,771	1,035		10,350,000		10,350,000		—	—		—

	Stock
	TSMC Global	Investments accounted for using equity method	—	Subsidiary	7		265,634,729	2		60,683,010	—		—		—		—	9		309,211,877
	TSMC Nanjing	“	—	Subsidiary	—		6,331,094	—		21,724,892	—		—		—		—	—		26,493,740
TSMC Partners	Stock

	ISDF II	Investments accounted for using equity method	Note 2	Subsidiary	9,299	US$	6,078	—		—	—		—	US$	15,552		—	9,299	US$	28

TSMC Global	Corporate bond
	Bank of America Corp	Available-for-sale financial assets	—	—	—	US$	27,973	—	US$	30,914	—	US$	18,071	US$	18,205	US$	(134)	—	US$	40,876
	Citigroup Inc	“	—	—	—	US$	16,819	—	US$	18,955	—	US$	5,816	US$	5,833	US$	(17)	—	US$	29,911
	AT&T Inc	“	—	—	—	US$	13,332	—	US$	19,933	—	US$	6,425	US$	6,438	US$	(13)	—	US$	26,867
	JPMorgan Chase & Co	“	—	—	—	US$	22,330	—	US$	16,030	—	US$	12,151	US$	12,258	US$	(107)	—	US$	26,159
	Goldman Sachs Group Inc/The	“	—	—	—	US$	7,390	—	US$	17,211	—	US$	1,900	US$	1,976	US$	(76)	—	US$	22,709
	Morgan Stanley	“	—	—	—	US$	11,237	—	US$	16,115	—	US$	9,018	US$	8,973	US$	45	—	US$	18,505
	Verizon Communications Inc	“	—	—	—	US$	17,059	—	US$	16,250	—	US$	15,042	US$	15,163	US$	(121)	—	US$	18,298
	Ford Motor Credit Co LLC	“	—	—	—	US$	7,877	—	US$	11,849	—	US$	1,964	US$	2,016	US$	(52)	—	US$	17,732
	BAT Capital Corp	“	—	—	—		—	—	US$	17,144	—		—		—		—	—	US$	17,024
	Apple Inc	“	—	—	—	US$	2,607	—	US$	14,737	—	US$	854	US$	862	US$	(8)	—	US$	16,463
	Morgan Stanley	“	—	—	—		—	—	US$	12,683	—		—	US$	—		—	—	US$	12,722
	Tyson Foods Inc	“	—	—	—	US$	1,704	—	US$	10,762	—	US$	201	US$	200	US$	1	—	US$	12,214
	JPMorgan Chase & Co	“	—	—	—		—	—	US$	11,600	—		—		—		—	—	US$	11,613
	Asian Development Bank	“	—	—	—	US$	1,994	—	US$	11,078	—	US$	1,997	US$	1,998	US$	(1)	—	US$	11,073

(Continued)

					Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount
TSMC Global	Microsoft Corp	“	—	—	—	US$	2,905	—	US$	11,279	—	US$	5,076	US$	4,992	US$	84	—	US$	9,301
	QUALCOMM Inc	“	—	—	—		—	—	US$	10,425	—	US$	3,561	US$	3,548	US$	13	—	US$	6,866
	BMW US Capital LLC	“	—	—	—	US$	7,180	—	US$	5,995	—	US$	10,552	US$	10,495	US$	57	—	US$	2,719
	Gilead Sciences Inc	“	—	—	—	US$	11,850	—		—	—	US$	10,340	US$	10,606	US$	(266)	—	US$	1,608
	Aetna Inc	“	—	—	—	US$	11,618	—		—	—	US$	10,656	US$	10,570	US$	86	—	US$	1,099

	Government bond
	United States Treasury Note/Bond	Available-for-sale financial assets	—	—	—	US$	195,285	—	US$	396,552	—	US$	393,853	US$	394,514	US$	(661)	—	US$	202,689
	United States Treasury Floating Rate Note	“	—	—	—	US$	30,756	—	US$	182,629	—	US$	163,600	US$	163,487	US$	113	—	US$	49,901
	United States Treasury Bill	“	—	—	—		—	—	US$	28,180	—	US$	25,197	US$	25,187	US$	10	—	US$	2,997
	United States Treasury Bill	“	—	—	—		—	—	US$	97,678	—	US$	97,712	US$	97,678	US$	34	—		—
	United States Treasury Inflation Indexed Bonds	“	—	—	—	US$	19,349	—	US$	8,060	—	US$	27,343	US$	27,515	US$	(172)	—		—

(Continued)

					Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC Global	Agency bonds/Agency mortgage-backed securities
	FNMA POOL BM3196	Available-for-sale financial assets	—	—	—		—	—	US$	49,619	—		—		—		—	—	US$	49,526
	FNMA POOL BM1948	“	—	—	—		—	—	US$	43,322	—	US$	1,609	US$	1,826	US$	(217)	—	US$	41,275
	FNMA POOL BM1886	“	—	—	—		—	—	US$	18,827	—	US$	495	US$	538	US$	(43)	—	US$	18,109
	Government National Mortgage Association	“	—	—	—		—	—	US$	16,497	—	US$	81	US$	87	US$	(6)	—	US$	16,739
	Fannie Mae	“	—	—	—		—	—	US$	15,777	—	US$	43	US$	114	US$	(71)	—	US$	16,012
	FNMA TBA 30 Yr 4.5	“	—	—	—		—	—	US$	59,134	—	US$	43,295	US$	43,330	US$	(35)	—	US$	15,758
	Fannie Mae	“	—	—	—		—	—	US$	14,877	—	US$	80	US$	123	US$	(43)	—	US$	14,512
	Government National Mortgage Association	“	—	—	—		—	—	US$	14,352	—		—	US$	10	US$	(10)	—	US$	14,415
	FNMA POOL AL9903	“	—	—	—		—	—	US$	12,520	—	US$	904	US$	1,010	US$	(106)	—	US$	11,426
	FNMA TBA 30 Yr 3.5	“	—	—	—		—	—	US$	65,279	—	US$	62,406	US$	62,406	US$	—	—	US$	2,866
	GNMA II TBA 30 Yr 4	“	—	—	—		—	—	US$	42,194	—	US$	39,813	US$	39,808	US$	5	—	US$	2,378
	FNMA TBA 15 Yr 3	“	—	—	—		—	—	US$	38,710	—	US$	36,709	US$	36,692	US$	17	—	US$	2,015
	GNMA II TBA 30 Yr 3.5	“	—	—	—		—	—	US$	27,241	—	US$	27,087	US$	27,096	US$	(9)	—	US$	145
	FNMA TBA 30 Yr 3	“	—	—	—		—	—	US$	154,404	—	US$	154,494	US$	154,404	US$	90	—		—
	FNMA TBA 30 Yr 4	“	—	—	—		—	—	US$	21,721	—	US$	21,726	US$	21,721	US$	5	—		—
	FNMA TBA 30 Yr 5	“	—	—	—		—	—	US$	11,128	—	US$	11,134	US$	11,128	US$	6	—		—
	Federal Home Loan Bank Discount Notes	“	—	—	—		—	—	US$	152,578	—	US$	152,605	US$	152,578	US$	27	—		—
	FED HM LN PC Pool G07375	“	—	—	—	US$	10	—	US$	12,123	—	US$	12,081	US$	12,121	US$	(40)	—		—
	GNMA II TBA 30 Yr 3	“	—	—	—		—	—	US$	12,544	—	US$	12,541	US$	12,544	US$	(3)	—		—

	Asset-backed securities
	Citibank Credit Card Issuance Trust	Available-for-sale financial assets	—	—	—	US$	22,585	—	US$	33,402	—	US$	7,567	US$	7,766	US$	(199)	—	US$	48,328
	Discover Card Execution Note Trust	“	—	—	—	US$	23,076	—	US$	36,655	—	US$	13,991	US$	14,003	US$	(12)	—	US$	45,722
	Chase Issuance Trust	“	—	—	—	US$	31,276	—	US$	20,538	—	US$	12,607	US$	12,604	US$	3	—	US$	39,211
	Capital One Multi-Asset Execution Trust	“	—	—	—	US$	39,626	—	US$	1,214	—	US$	18,303	US$	18,384	US$	(81)	—	US$	22,544
	Ford Credit Floorplan Master Owner Trust A	“	—	—	—	US$	11,944	—	US$	14,793	—	US$	5,927	US$	5,924	US$	3	—	US$	20,808
	BA Credit Card Trust	“	—	—	—	US$	17,465	—	US$	7,784	—	US$	14,407	US$	14,416	US$	(9)	—	US$	10,821

	Fund
	Primavera Capital Fund II L.P.	Financial assets carried at cost	—	—	—	US$	23,784	—	US$	41,851	—		—		—		—	—	US$	65,635

ISDF II	Stock
	Alchip Technologies Limited	Available-for-sale financial assets	—	—	6,581	US$	6,387	—		—	6,581	US$	17,960	US$	3,207	US$	14,753	—		—

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.
Note 2:	The disposal is primarily consisted of capital return.

(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	August 2, 2016 to December 5, 2017	$642,837	Monthly settlement by the construction progress and acceptance	UNITED INTEGRATED SERVICES CO., LTD.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	August 10, 2016 to December 28, 2017	6,833,577	Monthly settlement by the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	September 22, 2016 to September 5, 2017	302,620	Monthly settlement by the construction progress and acceptance	Uangyih-Tech Industrial Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 13, 2017 to December 14, 2017	307,199	Monthly settlement by the construction progress and acceptance	WHOLETECH SYSTEM HITECH LIMITED	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 18, 2017	352,766	Monthly settlement by the construction progress and acceptance	TASA Construction Corporation	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 15, 2017 to November 2, 2017	310,151	Monthly settlement by the construction progress and acceptance	MARKETECH INTERNATIONAL CORP.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 15, 2017 to December 15, 2017	317,397	Monthly settlement by the construction progress and acceptance	LI JIE INDUSTRIAL Co., Ltd	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TSMC	Fab	March 17, 2017 to December 15, 2017	358,354	Monthly settlement by the construction progress and acceptance	TUN YI INDUSTRIAL Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 21, 2017 to November 30, 2017	303,996	Monthly settlement by the construction progress and acceptance	Taiwan Puritic Corp.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 21, 2017 to December 25, 2017	300,748	Monthly settlement by the construction progress and acceptance	Gold Stone Development Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	March 27, 2017 to December 27, 2017	758,991	Monthly settlement by the construction progress and acceptance	Cica-Huntek Chemical Technology Taiwan Co., Ltd	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 14, 2017 to September 29, 2017	485,131	Monthly settlement by the construction progress and acceptance	KEDGE Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	April 18, 2017 to November 3, 2017	522,566	Monthly settlement by the construction progress and acceptance	Chen Yuan International Co., Ltd	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 25, 2017 to December 29, 2017	6,898,386	Monthly settlement by the construction progress and acceptance	DA CIN Construction Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC Nanjing Company Ltd.	Fab	March 21, 2017 to June 23, 2017	RMB 183,300	Monthly settlement by the construction progress and acceptance	China Construction First Division Group Construction & Development Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	May 25, 2017	RMB 119,027	Monthly settlement by the construction progress and acceptance	Renchong Interior Decoration(Shanghai) Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	June 22, 2017 to June 27, 2017	RMB 98,000	Monthly settlement by the construction progress and acceptance	Shanghai Baoye Group Co., Ltd.	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Land use right	December 18, 2017	RMB 180,042	100% payment	Nanjing Municipal Bureau of Land and Resources	—	N/A	N/A	N/A	N/A	Bidding	Manufacturing purpose	None

(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

										Notes/Accounts Payable or Receivable
			Transaction Details								Ending Balance
					Amount (Foreign Currencies	% to		Abnormal Transaction			(Foreign Currencies in	% to
Company Name	Related Party	Nature of Relationships	Purchases/ Sales		in Thousands)	Total	Payment Terms	Unit Price	Payment Terms		Thousands)	Total	Note

TSMC	TSMC North America	Subsidiary	Sales		$650,351,537	64	Net 30 days from invoice date (Note 1)	—	Note		$91,329,510	77
	GUC	Associate	Sales		6,864,165	1	Net 30 days from the end of the month of when invoice is issued	—	—		777,730	1
	TSMC Nanjing	Subsidiary	Sales		416,672	—	Net 30 days from the end of the month of when invoice is issued				—	—
	TSMC China	Subsidiary	Purchases		22,059,850	27	Net 30 days from the end of the month of when invoice is issued	—	—		(1,440,141)	5
	WaferTech	Indirect subsidiary	Purchases		8,783,741	11	Net 30 days from the end of the month of when invoice is issued	—	—		(1,328,094)	4
	VIS	Associate	Purchases		5,755,727	7	Net 30 days from the end of the month of when invoice is issued	—	—		(409,950)	1
	SSMC	Associate	Purchases		4,148,190	5	Net 30 days from the end of the month of when invoice is issued	—	—		(406,959)	1
TSMC North America	GUC	Associate of TSMC	Sales		1,038,560	—	Net 30 days from invoice date	—	—		245,162	—
				(US$	34,149)					(US$	8,266)
VisEra Tech	Xintec	Associate of TSMC	Sales		401,210	16	Net 30 days from the end of the month of when invoice is issued	—	—		161,232	—
TSMC China	SSMC	Associate of TSMC	Sales		115,075 (RMB 25,304)	1	Net 30 days from the end of the month of when invoice is issued	—	—		—	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue			Amounts Received in Subsequent Period		Allowance for Bad Debts
						Amount		Action Taken

TSMC	TSMC North America	Subsidiary		$92,575,611	50		$7,340,068	—		$17,269,052	$—
	TSMC Nanjing	Subsidiary		1,754,484	Note 2		—	—		—	—
	GUC	Associate		777,730	45		521,739	—		571,010	—
TSMC China	TSMC	Parent company		1,440,141	26		671	—		671	—
			(RMB	316,238)		(RMB	147)		(RMB	147)
	TSMC Nanjing	The same parent company		20,167,025	Note 2		—	—		—	—
			(RMB	4,427,934)
TSMC Technology	TSMC	The ultimate parent of the Company	(US$	266,599 8,989)	Note 2		—	—		—	—
WaferTech	TSMC	The ultimate parent of the Company	(US$	1,328,094 44,779)	54	(US$	1,554 52)	—	(US$	1,554 52)	—
VisEra Tech	Xintec	Associate of TSMC		161,232	43		—	—		—	—
TSMC North America	GUC	Associate of TSMC	(US$	245,162 8,266)	50	(US$	107,483 3,624)	—	(US$	109,366 3,687)	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$650,351,537	—	67%
				Receivables from related parties	91,329,510	—	5%
				Other receivables from related parties	1,246,101	—	—
		TSMC Japan	1	Marketing expenses - commission	210,136	—	—
		TSMC Europe	1	Marketing expenses - commission	437,561	—	—
		TSMC China	1	Purchases	22,059,850	—	2%
				Marketing expenses - commission	135,267	—	—
				Payables to related parties	1,440,141	—	—
		TSMC Nanjing	1	Net revenue from sale of goods	416,672	—	—
				Proceeds from disposal of property, plant and equipment	14,336,846	—	1%
				Other receivables from related parties	1,754,484	—	—
		TSMC Canada	1	Research and development expenses	251,800	—	—
		TSMC Technology	1	Research and development expenses	1,894,942	—	—
				Payables to related parties	266,599	—	—
		WaferTech	1	Purchases	8,783,741	—	1%
				Proceeds from disposal of property, plant and equipment	120,790	—	—
				Payables to related parties	1,328,094	—	—
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	20,167,025	—	1%

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2017				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2017 (Foreign Currencies in Thousands)		December 31, 2016 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)
TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$292,890,229		$232,207,219	9	100		$309,211,877		$5,026,024		$5,026,024	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities		31,456,130		31,456,130	988,268	100		49,684,287		2,225,601		2,225,601	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks		10,180,677		10,180,677	464,223	28		8,568,344		4,505,064		1,270,941	Associate
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices		5,120,028		5,120,028	314	39		5,677,640		4,444,634		1,724,073	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter		5,005,171		5,005,171	253,120	87		4,667,162		207,557		180,424	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices		333,718		333,718	11,000	100		4,001,003		5,859		5,859	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service		1,988,317		1,988,317	111,282	41		2,292,100		(733,280)		(304,493)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	46,688	35		1,300,194		854,809		297,816	Associate
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities		15,749		15,749	—	100		407,324		40,557		40,557	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		412,831		608,562	—	98		320,533		133,597		130,925	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,318,885		1,355,417	—	98		152,836		(25,234)		(24,729)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities		83,760		83,760	6	100		129,446		3,600		3,600	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities		13,656		13,656	80	100		39,210		1,970		1,970	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service		25,266		25,266	1	100		(20,217)		(12,706)		(12,706)	Subsidiary
TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry	(US$	17,408,018 586,939)	(US$	17,408,018 586,939)	—	100	(US$	26,379,465 889,425)	(US$	1,448,900 47,479)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities		423,590		423,590	—	100		518,616		18,990		Note 2	Subsidiary
				(US$	14,282)	(US$	14,282)			(US$	17,486)	(US$	617)
	TSMC Canada	Ontario, Canada	Engineering support activities		68,216		68,216	2,300	100		182,321		15,597		Note 2	Subsidiary
				(US$	2,300)	(US$	2,300)			(US$	6,147)	(US$	512)
	ISDF II	Cayman Islands	Investing in new start-up technology companies		—		154,044	9,299	97		839		378,299		Note 2	Subsidiary

						(US$	5,194)			(US$	28)	(US$	12,491)
	ISDF	Cayman Islands	Investing in new start-up technology companies		14,094		14,094	583	97		492		44		Note 2	Subsidiary
				(US$	475)	(US$	475)			(US$	17)	(US$	1)
VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies		63,879		43,355	—	100		46,334		(1,385)		Note 2	Subsidiary
				(US$	2,154)	(US$	1,462)			(US$	1,562)	(US$	(46	) )
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	47,257 1,593)	(US$	154,602 5,213)	4,693	39	(US$	23,210 783)	(US$	(18,028) (589) )		Note 2	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2017				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				December 31, 2017 (Foreign Currencies in Thousands)	December 31, 2016 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	$—	$—	293,637	100	$ (US$	4,762,342 160,570)	$ (US$	1,248,658 40,896)	Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR YEAR ENDED DECEMBER 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)	Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2017 (US$ in Thousands)		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2017 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses		Carrying Amount as of December 31, 2017	Accumulated Inward Remittance of Earnings as of December 31, 2017
						Outflow (US$ in Thousands)		Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$18,939,667 (RMB 4,502,080)	Note 1	$ (US$	18,939,667 596,000)		$—	$—	$ (US$	18,939,667 596,000)	$8,938,933	100%	$9,058,937 (Note 2)		$51,060,885	$—

TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	28,160,092 (RMB 6,133,276)	Note 1	(US$	6,435,200 200,000)	(US$	21,724,892 720,000)	—	(US$	28,160,092 920,000)	(867,563)	100%	(867,563 (Note 2	) )	26,493,740	—

Accumulated Investment in Mainland China as of December 31, 2017 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment
$ 47,099,759 (US$ 1,516,000)	$ 119,412,667 (US$ 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$920,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the audited financial statements.
Note 3:	As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of investment or Technical Cooperation in Mainland China” is not applicable.